**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
**Washington, D.C. 20549**

**SCHEDULE 14A**

**Proxy Statement Pursuant to Section 14(a) of the**
**Securities Exchange Act of 1934 (Amendment No. )**

Filed by the Registrant ☒ Filed by a Party other than the Registrant ☐

Check the appropriate box:

☐ Preliminary Proxy Statement

☐ **Confidential, for Use of the Commission Only (as permitted by Rule 14a-6(e)(2))**

☒ Definitive Proxy Statement

☐ Definitive Additional Materials

☐ Soliciting Material Pursuant to §240.14a-11(c) or §240.14a-12

## FPIC INSURANCE GROUP, INC.

(Name of Registrant as Specified In Its Charter)

Payment of Filing Fee (Check the appropriate box):

☒ No fee required.

☐ Fee computed on table below per Exchange Act Rules 14a-6(i)(4) and 0-11.

(1) Title of each class of securities to which transaction applies:

(2) Aggregate number of securities to which transaction applies:

(3) Per unit price or other underlying value of transaction computed pursuant to Exchange Act Rule 0-11:

(4) Proposed maximum aggregate value of transaction:

(5) Total fee paid:

☐ Fee paid previously with preliminary materials.

☐ Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing for which the offsetting fee was paid previously. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

(1) Amount Previously Paid:

(2) Form, Schedule or Registration Statement No.:

(3) Filing Party:

(4) Date Filed:

April 26, 2006

Dear Shareholder:

On behalf of the Board of Directors and management of FPIC Insurance Group, Inc., I invite you to join us at our annual meeting of shareholders to be held on Wednesday, June 14, 2006, at 10:00 a.m., eastern time, at the Omni Hotel, 245 Water Street, Jacksonville, Florida.

The annual meeting will include a report on our operations, followed by discussion and voting on the matter set forth in the accompanying notice of annual meeting of shareholders and proxy statement. We will also discuss other business matters properly brought before the meeting.

**Your vote is important. If you are not able to attend the meeting, please complete, date and sign your proxy card and return it in the enclosed envelope, or vote your shares by telephone or over the Internet, so that your shares will be represented and voted at the meeting. Even if you plan to attend the meeting, you can vote in advance by returning a completed form of proxy or by voting by telephone or over the Internet.**

Yours truly,

John R. Byers
President and Chief Executive Officer

# FPIC INSURANCE GROUP, INC.

225 Water Street, Suite 1400
Jacksonville, Florida 32202

## *NOTICE OF ANNUAL MEETING OF SHAREHOLDERS*
## *TO BE HELD JUNE 14, 2006*

The annual meeting of shareholders of FPIC Insurance Group, Inc. ("FPIC") will be held at the Omni Hotel, 245 Water Street, Jacksonville, Florida, Wednesday, June 14, 2006, at 10:00 a.m., eastern time. The purposes of the meeting are:

1. To elect four directors to serve until their terms expire.

2. To transact such other business as may properly come before the meeting and at any adjournments or postponements of the meeting.

The Board of Directors has set April 12, 2006, as the record date for the meeting. This means that shareholders at the close of business on that date are entitled:

- to receive this notice of the meeting; and

- to vote, either by proxy, by telephone, over the Internet, or in person, at the meeting and at any adjournments or postponements of the meeting.

You are cordially invited to attend the annual meeting. However, whether or not you plan to attend the annual meeting, we encourage you to sign, date and return your proxy card, or vote your shares by telephone or over the Internet, before the meeting, so that your shares will be represented and voted at the meeting even if you cannot attend. A return envelope, which requires no postage if mailed in the United States, has been provided for your use. If you attend the annual meeting and inform the secretary of FPIC in writing that you wish to vote your shares in person, your proxy will not be used and your vote by telephone or over the Internet will not be counted.

A list of our shareholders of record as of the record date will be available for inspection by any shareholder at the meeting and for a period of ten days prior to the meeting and continuing through the meeting at our principal executive offices.

By order of the Board of Directors,

Pamela Deyo Harvey
Vice President, Controller and Secretary

Jacksonville, Florida
April 26, 2006

*IMPORTANT:* **TO ENSURE YOUR REPRESENTATION AT THE MEETING, PLEASE VOTE BY TELEPHONE OR OVER THE INTERNET, OR COMPLETE, SIGN, DATE AND RETURN THE ENCLOSED PROXY CARD IN THE ENCLOSED ENVELOPE. PLEASE SEE THE QUESTION AND ANSWER SECTION OF THE ATTACHED PROXY STATEMENT FOR INFORMATION ABOUT VOTING. IF YOU ATTEND THE MEETING, YOU MAY CHOOSE TO VOTE IN PERSON EVEN IF YOU HAVE PREVIOUSLY VOTED BY TELEPONE OR OVER THE INTERNET OR SENT IN YOUR PROXY CARD.**

# FPIC INSURANCE GROUP, INC.

225 Water Street, Suite 1400
Jacksonville, Florida 32202

April 26, 2006

**Proxy Statement**
**Annual Meeting Of Shareholders**
**To Be Held June 14, 2006**

The Board of Directors of FPIC Insurance Group, Inc. (which we refer to as "FPIC," "us," "we," or "our") is furnishing you this proxy statement to solicit your proxy to be voted at our 2006 annual meeting of shareholders.

The meeting will be held Wednesday, June 14, 2006, at the Omni Hotel, 245 Water Street, Jacksonville, Florida, at 10:00 a.m., eastern time. Your proxy may also be voted at any adjournments or postponements of the meeting.

Our annual report to shareholders for 2005, this proxy statement, and the accompanying form of proxy are being distributed on or about April 26, 2006 to shareholders entitled to vote.

All properly executed written proxies that are delivered pursuant to this solicitation will be voted at the meeting in accordance with the directions given in the proxy, unless the proxy is revoked before the meeting.

Only holders of record of shares of common stock at the close of business on April 12, 2006 are entitled to vote at the meeting, or at adjournments or postponements of the meeting. Each holder of record on the record date is entitled to one vote for each share of common stock held. At the close of business on April 12, 2006, we had 10,459,848 shares of common stock issued and outstanding.

# Table of Contents

# QUESTIONS AND ANSWERS ABOUT THE MEETING AND VOTING

*What is a proxy?*

A proxy is your legal designation of another person to vote shares you own. If you designate someone as your proxy in a written document, that document is called a proxy or a proxy card. The enclosed proxy card names two of our officers as proxies for the 2006 annual meeting of shareholders. These two officers are Becky A. Thackery, Vice President & Director of Internal Audit, and Peggy A. Parks, Assistant Secretary.

*What is a proxy statement?*

A proxy statement is a document that the federal securities laws and regulations require us to give you when we ask you to sign a proxy card designating proxies to vote on your behalf. This year's proxy statement is being distributed on or about April 26, 2006 to shareholders entitled to vote.

*What different methods can you use to vote?*

You may vote:

- by telephone;

- over the Internet;

- by mail; or

- in person at the annual meeting.

Even if you plan to attend the annual meeting, you may vote by telephone, over the Internet or by mail. Please carefully read the instructions below on how to vote your shares. Because the instructions vary depending on how you hold your shares and the method you use to vote, it is important that you follow the instructions that apply to your particular situation.

**If you vote over the Internet or by telephone, you should not return your proxy card.**

*How do I vote if my shares are held in my name?*

*Voting by telephone*

Voting by telephone is simple and fast. Call the toll-free telephone number on your proxy card and voting instruction form and listen for further directions. In order to respond to the questions, you must have a touch-tone phone and need to have your proxy card and voting instruction form in hand. This vote will be counted immediately, and there is no need to send in your proxy card.

*Voting over the Internet*

Voting over the Internet is also easy and fast. Read your proxy card and voting instruction form and follow the directions. This vote will be counted immediately, and there is no need to send in your proxy card.

*Voting by mail*

If you are a shareholder of record, you can save us expense by voting by telephone or over the Internet. Alternatively, you can vote by mail by completing, signing, dating and mailing the enclosed proxy card in the postage-paid envelope provided.

*Voting in person at the meeting*

If you plan to attend the annual meeting, you can vote in person. To vote in person at the annual meeting, you will need to bring proper personal identification and evidence of your share ownership with you to the annual meeting.

**What is the difference between a shareholder of record and a shareholder who holds shares in "street name?"**

If your shares are registered in your name, you are a shareholder of record.

If your shares are in the name of your broker or bank or other nominee, your shares are held in "street name."

**How do I vote if my shares are held in street name?**

*Voting by mail, telephone or the Internet*

If your shares are held in street name, you should vote your shares using the method directed by your broker, bank or other nominee. A large number of banks and brokerage firms are participating in online voting programs. These programs provide eligible street name shareholders the opportunity to vote over the Internet or by telephone. Voting forms will provide instructions for shareholders whose banks or brokerage firms are participating in such programs.

*Voting by person at the meeting*

If you plan to attend the annual meeting and to vote in person, you should contact your broker, bank or other nominee to obtain a broker's proxy and bring it, together with proper personal identification and your account statement or other evidence of your share ownership, with you to the annual meeting.

**How do I vote shares held in the FPIC Defined Contribution Plan?**

If you are a participant in our Defined Contribution Plan ("401(k) Plan") and you own shares of FPIC common stock through the 401(k) Plan, we will send you a voting instruction form for all shares of FPIC common stock you own through the 401(k) Plan. If you do not provide voting instructions for such shares, those shares will be voted by the trustee in the same proportion as the shares for which other participants have timely provided voting instructions.

**What is the record date and what does it mean?**

The record date for the 2006 annual meeting of shareholders is April 12, 2006. The Board of Directors, as required by law, has established the record date. Each holder of FPIC common stock at the close of business on the record date is entitled:

- to receive notice of the meeting; and
- to vote one vote for each share of FPIC common stock held on the record date, at the meeting, and at any adjournments or postponements of the meeting.

*How many shares can be voted and what is a quorum?*

A quorum is the minimum number of shares that must be represented in person or by proxy in order for us to conduct the annual meeting. As of the close of business on the record date, there were 10,459,848 shares of FPIC common stock outstanding and 1,924 holders of record. The attendance by proxy or in person of, or voting by telephone or over the Internet by, holders of a majority of the shares of FPIC common stock entitled to vote at the annual meeting, or 5,229,925 shares of FPIC common stock, will constitute a quorum to hold the annual meeting. If you grant your proxy, your shares will be considered part of the quorum.

*How can I change my vote after I return my proxy card or vote by telephone or over the Internet?*

Shareholders can revoke a proxy and change their vote at any time before the final vote at the annual meeting by any one of the following actions:

- giving written notice to our secretary;

- delivering a later-dated proxy;

- subsequently voting by telephone or over the Internet; or

- voting in person at the meeting.

If your shares are held in street name, you must contact your broker, bank or other nominee to revoke your proxy.

*Who counts the votes?*

Our transfer agent will tabulate the proxies. T. Malcolm Graham, our outside legal counsel, has been designated as the inspector of election for the 2006 annual meeting of shareholders to certify the results of voting.

*What are your voting choices when voting for nominees for director standing for election?*

In voting on the election of the four nominees for director to serve until their terms expire, you may vote in one of the following ways:

- in favor of all nominees;

- withhold votes as to all nominees; or

- withhold votes as to specific nominees.

*What vote is needed to elect directors?*

Directors will be elected by a plurality of the votes cast by the shareholders voting at the meeting. A plurality of the votes, as distinguished from a majority, is the greatest number of votes cast by those voting. Non-voted shares and shares the votes of which are withheld will not affect the outcome of the election of directors.

**THE BOARD OF DIRECTORS RECOMMENDS A VOTE <u>FOR</u> EACH OF THE NOMINEES.**

***What if a shareholder does not specify a choice for a matter when returning a proxy card?***

If you return your proxy card with no votes marked, your shares will be voted **FOR** the election of all director nominees and in accordance with the best judgment of the persons appointed in the accompanying proxy with respect to any other matters properly brought before the annual meeting.

***How are abstentions and broker non-votes counted?***

Abstentions occur when a shareholder who is present at a meeting in person or who has submitted a proxy chooses not to vote with respect to a matter. Broker non-votes occur when a broker, bank or other nominee submits a proxy indicating that some of the shares are not being voted on a matter because the nominee does not have authority to vote on that matter and its customer has not provided any voting instruction on the matter. Abstentions and broker non-votes will be counted as present for quorum purposes but otherwise will have no effect on the election of directors at the annual meeting or other matters of a routine nature that may be properly presented at the meeting.

***Where can I find the voting results of the annual meeting?***

We will announce the preliminary voting results at the meeting. We will publish the final voting results in our quarterly report on Form 10-Q for the second quarter of fiscal year 2006 filed with the United States Securities and Exchange Commission ("SEC").

# PROPOSAL 1.  ELECTION OF DIRECTORS

We have a staggered Board of Directors, with three classes of directors that generally serve for terms of three years. The Board of Directors has fixed the number of directors at 11.

Our articles of incorporation provide that the number of directors may be determined from time to time by resolution adopted by the affirmative vote of at least 75% of the entire Board of Directors. Our bylaws provide that our president will always be nominated by the Board of Directors for election to the Board of Directors whenever the president's term as a director expires or whenever the president is not a director. The Board of Directors may consider from time to time a possible increase in its number of members for the purpose of adding additional areas of expertise to the Board of Directors or for other reasons. Any new directorships created would be filled in accordance with Florida law and our articles of incorporation, which permit vacancies on the Board of Directors to be filled by the remaining directors.

Members of the Board of Directors are required to be between 18 and 70 years of age. However, any director who is elected before becoming 70 years of age may complete his or her then current term as a director.

Four directors are to be elected at the 2006 annual meeting of shareholders to hold office until 2009 or until their successors are elected and qualified. Based upon the recommendation of the independent members of the Board Governance Committee of our Board of Directors, the independent members of our Board of Directors have nominated for re-election the four incumbent directors whose current terms of office expire at the annual meeting: Richard J. Bagby, M.D., Robert O. Baratta, M.D., John R. Byers, and Terence P. McCoy, M.D.

Proxies will be voted in favor of electing Drs. Bagby, Baratta, and McCoy and Mr. Byers to serve for the three-year term expiring in 2009 unless otherwise specified on the proxy card or telephone or Internet voting instructions.

Each of the nominees has consented to stand for election. If, for any reason, any of the nominees is not a candidate when the election occurs, the enclosed proxy may be voted for a substitute nominee. The Board of Directors does not anticipate that any nominee will not be a candidate.

None of our directors, including the nominees, is related to any other nominee or director, or to any of our executive officers, by blood, marriage or adoption.

Further information regarding our directors is set forth below.

**THE BOARD OF DIRECTORS RECOMMENDS A VOTE <u>FOR</u> EACH OF THE NOMINEES.**

**Nominees for Election - Terms Expiring in 2009**

**Richard J. Bagby, M.D.**, 65, is engaged in the private practice of diagnostic radiology and nuclear medicine in Orlando, Florida. Dr. Bagby has practiced medicine since 1972. In 2000, Dr. Bagby joined Boston Diagnostic Imaging Centers and Open MRI of Sanford as its medical director. Dr. Bagby is a past president of the Florida Medical Association ("FMA") and has served as a director of FPIC since its formation in 1996. Dr. Bagby has also served as a director of FPIC's subsidiary, First Professionals Insurance Company, Inc. ("First Professionals"), since 1993 and currently serves as acting chairman of its Board of Directors.

**Robert O. Baratta, M.D.**, 65, is chairman and chief executive officer of Ascent Health Care Advisors, L.L.C. ("Ascent"), an ambulatory surgery center development and management company. Prior to joining Ascent in 2004, Dr. Baratta was president, chief executive officer and vice chairman of the Board of Directors of UltraStrip Systems, Inc. ("UltraStrip"), an environmentally protective marine industrial company. Prior to joining UltraStrip in 2001, Dr. Baratta engaged in the private practice of ophthalmology in Stuart, Florida, where he served as president and chairman of the Board of Directors of Stuart Eye Institute. Dr. Baratta began practicing medicine in 1973. He has served as a director of FPIC since its formation in 1996 and has served as chairman of the Board of Directors since 1999. Dr. Baratta also served as a director of First Professionals from 1993 to 2000.

**John R. Byers**, 51, is President and Chief Executive Officer of FPIC. Mr. Byers joined us in January 1999 as Executive Vice President and General Counsel. In May 1999, he was elected Secretary and in June 1999, he was further elected as Chief Operating Officer. He was elected director, Interim President and Chief Executive Officer in July 2000. Mr. Byers was elected President and Chief Executive Officer of FPIC in September 2000. Mr. Byers also serves as a director of certain of our subsidiaries, including First Professionals, Anesthesiologists Professional Assurance Company ("APAC") and The Tenere Group, Inc. Mr. Byers is a member of the Board of Governors of Physicians' Reciprocal Insurers ("PRI"), a New York medical professional liability insurance reciprocal for which we provide management services. Mr. Byers also serves as a director of Florida Bank Group, Inc., a Florida bank holding company. Before joining us, Mr. Byers was a partner in the Jacksonville office of the law firm LeBoeuf, Lamb, Greene & MacRae, L.L.P. ("LeBoeuf") from 1988 until 1998.

**Terence P. McCoy, M.D.,** 61, is a retired physician. He was formerly a member of the Board of Medicine for the State of Florida and served as chair of the Board of Medicine's Expert Witness Committee. Dr. McCoy is an elected member of the Council on Constitution & Bylaws of the American Medical Association ("AMA") and has been a Florida Delegate to the AMA since 1981. He is a past president of the FMA and of the Capital Medical Society. He served as chief of the medical staff and physician representative to the board of Tallahassee Memorial Hospital, where he also held positions as chair of the credentials committee and chair of the department of family medicine. Dr. McCoy has served on the local board of Goodwill Industries, has chaired the local branch of the American Cancer Society, and has worked as liaison to the medical community for the United Way. He holds a faculty appointment at the Florida State University College of Medicine. Dr. McCoy has served as a director of FPIC since 2003 and has also served as a director of First Professionals since 1998.

### Incumbent Directors Whose Terms Expire in 2007

**John K. Anderson, Jr.**, 57, is managing partner of Bott-Anderson Partners, Inc. ("Bott-Anderson"), an investment consulting firm headquartered in Ponte Vedra Beach, Florida, and a principal of Heritage Capital Group, Inc. ("Heritage Capital"), a middle market investment banking firm headquartered in Jacksonville, Florida. Prior to joining Heritage Capital in July 2002 and Bott-Anderson in April 2003, Mr. Anderson was the executive vice president, treasurer, chief financial officer and secretary of American Heritage Life Investment Corporation ("American Heritage"), a life insurance company, headquartered in Jacksonville, Florida, wholly owned by The Allstate Corporation. From 1993 until he joined American Heritage in January 1996, Mr. Anderson served as chief executive officer of E.G. Baldwin & Associates, Inc., a regional distributor of medical imaging products and services to hospitals and other medical providers based in Cleveland, Ohio. Prior to that, he was president and chief executive officer of Capitol American Life Insurance Company based in Cleveland, Ohio, and before that executive vice president and chief financial officer of Baptist Health Systems, Inc., in Jacksonville, Florida. Mr. Anderson is also chairman of the Board of Directors of Baptist Medical Center Beaches in Jacksonville Beach, Florida. Mr. Anderson is a former certified public accountant, a registered financial principal and a chartered life underwriter. Mr. Anderson has served as a director of FPIC since 2001.

**M. C. Harden, III**, 53, has served as chairman of the board, president and chief executive officer of Harden & Associates, Inc. ("Harden & Associates"), an insurance broker and risk management and employee benefits consultant, located in Jacksonville, Florida, since 1976. Mr. Harden also serves on a number of community and corporate boards, including the board of directors of Baptist Health System. Mr. Harden formerly served as past chair of the Jacksonville Regional Chamber of Commerce. Mr. Harden also serves as chairman of the Jacksonville Economic Development Commission. Mr. Harden has served as a director of FPIC since 2001.

**John G. Rich**, 50, was appointed by the Board of Directors in November 2003 and was elected by shareholders to the Board of Directors in 2004. Mr. Rich was recommended as a candidate for director by Stilwell Value Partners III, L.P. ("Stilwell Value"), one of our shareholders, and its principal, Joseph Stilwell. Mr. Rich is a partner with Rich & Intelisano, LLP in New York, New York, a law firm specializing in securities and commodities litigation and arbitration. Mr. Rich has practiced law in New York since 1982.

**Joan D. Ruffier**, 66, currently serves on various state and community boards, including the University of Florida Foundation, where she served as president from 1998 until 2000, the University of Central Florida Foundation and Shands Healthcare. Ms. Ruffier formerly served on the Board of Overseers of Rollins College. Ms. Ruffier has also served on various corporate boards, including Florida Progress Corporation and its subsidiary, Florida Power Corporation, the Federal Reserve Bank of Atlanta and SunTrust Bank, Orlando. Ms. Ruffier was general partner of Sunshine Cafes, located in Jacksonville, Florida and Orlando, Florida, from 1987 until 1998. Before joining Sunshine Cafes, Ms. Ruffier was a certified public accountant with Colley, Trumbower & Howell in Orlando, Florida, from 1982 until 1986. Ms. Ruffier has served as a director of FPIC since 2002.

### Incumbent Directors Whose Terms Expire in 2008

**Kenneth M. Kirschner**, 63, is General Counsel of FPIC and a member of the law firm of Kirschner & Legler, P.A. ("Kirschner & Legler"), located in Jacksonville, Florida. Mr. Kirschner began the practice of law in 1968. From 1998 until the formation of Kirschner & Legler in 2001, Mr. Kirschner was a partner in the Jacksonville office of the law firm Holland & Knight LLP and, subsequently, of counsel to the LeBoeuf law firm in Jacksonville. Prior to 1998, Mr. Kirschner was a shareholder of Kirschner, Main, Graham, Tanner & Demont, P.A., a Jacksonville, Florida, law firm. As an attorney, Mr. Kirschner specializes in corporate and corporate governance matters, finance, and mergers and acquisitions. Mr. Kirschner has served as a director of FPIC since 2002 and is currently Vice Chairman of the Board of Directors.

**Guy T. Selander, M.D.**, 70, is a family physician engaged in private practice in Jacksonville, Florida. Dr. Selander has practiced medicine since 1964. Dr. Selander also serves as chairman of the board of directors and a trustee of Memorial Hospital and as a trustee of Brooks Health Systems, both located in Jacksonville, Florida. Dr. Selander is also a past president of the FMA, the Duval County Medical Society and the Florida Academy of Family Physicians. He has been a delegate to the AMA and the American Academy of Family Physicians. Dr. Selander has served as a director of FPIC since its formation in 1996 and served as Vice Chairman of the Board of Directors of FPIC from 1997 to 1999. He also served as a director of First Professionals from 1989 to 2006 and as its Chairman from 2000 to 2006.

**David M. Shapiro, M.D.**, 52, is senior vice president of medical affairs of Surgis, Inc. ("Surgis"), an ambulatory surgery center management/development company located in Nashville, Tennessee. Prior to joining Surgis in 2000, Dr. Shapiro engaged in the private practice of anesthesiology in Fort Myers, Florida. Dr. Shapiro is immediate past president of the American Association of Ambulatory Surgery Centers. He is a member of the AMA's Council on Long Range Planning and Development. Dr. Shapiro holds designations as both a Certified Professional in Healthcare Risk Management (CHPRM) from the American Hospital Association, and Certified in Healthcare Compliance (CHC) from the Healthcare Compliance Certification Board. Dr. Shapiro has served as a director of FPIC since 1996 and served as Vice Chairman of the Board of Directors of FPIC from 1999 to 2005. Dr. Shapiro also has served as a director of First Professionals since 1996.

## OTHER MATTERS

Our Board of Directors knows of no other matters that may properly be presented to the annual meeting. If any other matters do properly come before the annual meeting, however, the persons appointed in the accompanying proxy intend to vote the shares represented by such proxy in accordance with their best judgment.

## GOVERNANCE OF THE COMPANY

Pursuant to the Florida Business Corporation Act and our articles of incorporation and bylaws, our business is managed under the direction of our Board of Directors. Members of the Board are kept informed of our business through discussions with our president and chief executive officer and other officers, by reviewing materials provided to them and by participating in meetings of the Board and its committees. In addition, to promote open discussion among our non-management directors, those directors meet in regularly scheduled executive sessions without management participation.

### Corporate Governance

Our Board of Directors has a strong commitment to sound and effective corporate governance practices. We maintain a corporate governance page on our Internet website (*www.fpic.com*), which includes key information about our corporate governance initiatives, including our Code of Conduct for Directors, Officers and Employees, the charter for our Audit Committee, and our policy and procedures for nominations to our Board of Directors.

*Code of Conduct; Code of Ethics.*  In 2004, our Board of Directors adopted our Code of Conduct, which sets forth the fundamental legal and ethical principles for conducting all aspects of our business. The code applies to all directors, officers and employees of our company and its subsidiaries, as well as to agents and representatives doing business on our behalf. Our Code of Conduct, together with specific policies and procedures, outlines the behavior expected of such individuals in carrying out their daily activities within appropriate ethical and legal standards. Our Code of Conduct is available on the corporate governance page of our website (*www.fpic.com*).

We have also adopted a Code of Ethics, which applies to our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions for us. The Code of Ethics is also available on our website (*www.fpic.com*).

*Board of Directors.* Our Board of Directors held nine meetings during 2005, and committees of the Board of Directors held a total of 29 meetings. Overall aggregate attendance at such meetings was more than 95%. Each director attended more than 75% of the aggregate of all meetings of the Board of Directors and the committees on which he or she served during 2005.

The Board of Directors' current policy encourages all our directors to attend our annual meeting of shareholders, which is typically held during the month of June. Eight directors attended the 2005 annual meeting.

Our non-management directors meet in regularly scheduled executive sessions without management participation.

*Director Independence.* Our Board of Directors has determined that the following directors, constituting a majority of the members of the Board of Directors, are "independent," in accordance with the current rules of The Nasdaq Stock Market ("Nasdaq").

> John K. Anderson, Jr.
> Richard J. Bagby, M.D.
> Robert O. Baratta, M.D.
> Terence P. McCoy, M.D.
> John G. Rich
> Joan D. Ruffier
> Guy T. Selander, M.D.
> David M. Shapiro, M.D.

## Board Committees

The Board of Directors has an Audit Committee, a Board Governance Committee, a Budget and Compensation Committee, a Bylaws Committee, an Executive Committee, an Investment Committee, and a Strategic Planning Committee.

The following table describes the current members of each of the Committees and the number of meetings held during 2005.

| | AUDIT | BOARD GOVERNANCE | BUDGET AND COMPENSATION | BYLAWS | EXECUTIVE | INVESTMENT | STRATEGIC PLANNING |
|---|---|---|---|---|---|---|---|
| John K. Anderson, Jr. * | Chair | X | | | | | |
| Richard J. Bagby, M.D.* | | X | X | | | | |
| Robert O. Baratta, M.D.* | X | Chair | | | Chair | | |
| John R. Byers | | X | | | X | | |
| M.C. Harden, III | | | | X | X | X | X |
| Kenneth M. Kirschner | | X | | Chair | | X | X |
| Terence P. McCoy, M.D.* | X | | X | | | Chair | X |
| John G. Rich* | X | | | | | X | X |
| Joan D. Ruffier* | X | | X | | | | Chair |
| Guy T. Selander, M.D.* | | | Chair | | X | | |
| David M. Shapiro, M.D.* | | | X | | X | X | |
| **Number of Meetings** | **14** | **5** | **5** | **0** | **0** | **3** | **1** |

_____

*  Independent Directors.

*The Audit Committee*.The Board of Directors has an Audit Committee established in accordance with Section 3(a)(58)(A) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The Audit Committee is composed entirely of nonemployee directors, all of whom are considered independent under SEC and Nasdaq rules. The Board of Directors has determined that John K. Anderson, Jr., who has served on the Audit Committee since 2001 and as its chairman since 2003, satisfies the criteria for "audit committee financial expert" and that he is "independent" under SEC and Nasdaq rules.

The Audit Committee oversees our accounting, financial reporting, internal control processes, and audits of our financial statements and provides assistance to the Board of Directors with respect to its oversight of the integrity of our financial statements, our compliance with legal and regulatory requirements, the qualifications and independence of our independent registered certified public accounting firm ("Independent Accounting Firm"), and the performance of our internal audit function.

The duties of the Audit Committee include, among other things:

- Directly appointing, compensating, retaining, terminating and overseeing our Independent Accounting Firm;

- Pre-approving, or adopting appropriate procedures to pre-approve, all audit services, internal control-related services and non-audit services to be provided by our Independent Accounting Firm;

- Reviewing and discussing with our Independent Accounting Firm and management any major issues regarding accounting principles and financial statement presentations, including any significant changes in the selection or application of accounting principles, and major issues concerning the adequacy of our internal controls and any special audit steps adopted in light of any material control deficiencies, and the effect of regulatory and accounting initiatives as well as off-balance sheet structures on our financial statements;

- Reviewing and discussing with our Independent Accounting Firm and management significant risks and exposures, if any, and the steps to monitor and minimize such risks and exposures;

- Reviewing and discussing our earnings press releases;

- Reviewing and discussing with our Independent Accounting Firm and management quarterly and year-end operating results, reviewing interim financial statements prior to their inclusion in Form 10-Q filings, and recommending to the Board of Directors the inclusion of the financial statements in our Annual Report on Form 10-K; and

- Reviewing and discussing disclosures made to the Audit Committee by our chief executive and financial officers during their certification process for our Annual Reports on Form 10-K and Quarterly Reports on Form 10-Q about any significant deficiencies in the design or operation of internal controls or material weaknesses in internal controls or about any fraud involving management or other employees who have a significant role in our internal controls.

For more details regarding the duties and responsibilities of the Audit Committee, please refer to the Report of the Audit Committee below and to the Audit Committee charter, which is attached to this proxy statement as *Exhibit A*.

*The Board Governance Committee.* The Board Governance Committee's responsibilities include recommendation to the Board of Directors of remuneration for members of the Board of Directors, oversight of our Director Stock Plan, and development and implementation of a method of evaluating the effectiveness of our Board of Directors, of its chairman and committees, and of FPIC's chief executive officer. The Board Governance Committee reviews and reassesses periodically our corporate governance guidelines and evaluates possible conflicts of interest of directors and officers.

The Board Governance Committee considers the qualifications for re-nomination of existing directors whose terms are expiring, as well as nominees from all other sources, and interviews each such director and nominee. The independent members of the Board Governance Committee, acting as a nomination review committee, recommend to the full Board of Directors nominees for election to the Board of Directors. The members of the Board of Directors who are independent, acting as a nominating committee, make the final determination of the nominees for election to the Board of Directors.

In evaluating director nominees, among other things, the needs of the Board of Directors and its committees and the qualifications of sitting directors are considered. While the Board of Directors has no specific, minimum qualifications for directors or director nominees, in general terms, the Board of Directors considers, among other things, the following criteria: (i) personal and professional integrity; (ii) achievements and skills; (iii) personal attributes, including leadership abilities, strength of character, ethics, practical wisdom, mature judgment, inquisitiveness and independence of mind, interpersonal skills, including the ability to work together with other members to make a contribution to the work of the Board of Directors and its committees, and the ability and willingness to commit the necessary time required for membership on the Board; and (iv) experience attributes, including education, expertise, industry knowledge, business knowledge, financial acumen, special expertise, and diversity of viewpoints. The Board of Directors believes that members should represent a balance of diverse backgrounds and skills relevant to our needs that together ensure a strong board of directors. The same criteria are applied to shareholder-recommended nominees.

The nomination review committee will consider director nominees recommended by shareholders that meet the submission requirements described below under the heading "Shareholder Proposals, Nominations and Communication with Directors."

The nomination review committee and the nominating committee have a written charter, which is available on our website (*www.fpic.com*).

*The Budget and Compensation Committee.* The Budget and Compensation Committee is composed entirely of nonemployee directors. The Budget and Compensation Committee establishes budgetary guidelines and processes for us, the Board of Directors and the Board of Directors' committees and oversees the budgeting function. The Budget and Compensation Committee also establishes our executive compensation. For more detailed information regarding the Budget and Compensation Committee's administration of our executive compensation program, please refer to the Report of the Budget and Compensation Committee below.

*The Bylaws Committee.* The Bylaws Committee interprets our bylaws if questions arise and reviews the bylaws from time to time to determine if changes are appropriate for legal or operational reasons.

*The Executive Committee.* The Executive Committee may exercise the powers of the Board of Directors, subject to the limitations of Florida law, whenever the chairman of the Board of Directors determines that it is not practical for the full Board of Directors to meet and action is required to be taken on matters that the chairman determines to be of an urgent nature.

*The Investment Committee.* The Investment Committee oversees our investment policy with respect to portfolio investments and recommends such investment policy to the Board of Directors for its approval.

*The Strategic Planning Committee.* The Strategic Planning Committee has responsibility for (i) providing broad strategic direction; (ii) considering strategic implications; (iii) providing oversight of strategic activities; and (iv) considering alignment of corporate activities with long-term strategic goals and direction.

# DIRECTORS' COMPENSATION

## Cash Compensation

*Annual Board Fees.* An annual fee of $35,000 is paid to each member of the Board of Directors who is not an employee of ours, subject to reduction as determined by the Board of Directors in the event a director is absent from more than 25% of the Board of Directors' meetings during any calendar year. The chairman of the Board of Directors receives an additional annual Board fee of $25,000 and the vice chairman of the Board of Directors receives an additional annual Board fee of $6,000.

*Annual Committee Fees.* Annual fees to the nonemployee members of the committees of the Board of Directors are paid as follows:

|  | Member | Chairman |
|---|---|---|
| Audit | $ 7,500 | $ 15,000 |
| Budget and Compensation | $ 3,000 | $ 4,500 |
| Board Governance | $ 3,000 | $ 4,500 |
| Executive | — | — |
| All Other | $ 2,000 | $ 3,000 |

*Per Meeting Fees.* A fee of $1,000 is paid to each nonemployee committee member for each committee meeting attended, excluding meetings of the Executive Committee.

## Equity Compensation

Each nonemployee member of the Board of Directors receives on the date of each of our annual meetings of shareholders an award under our Director Stock Plan of 1,000 shares of full-value restricted common stock, which fully vests on the first anniversary of the date of grant.

In addition, new nonemployee directors will receive on the date of their initial election to the Board of Directors an award under our Director Stock Plan of 1,000 shares of full-value restricted common stock, which will fully vest on the first anniversary of the date of grant.

Recipients of these awards will be permitted to redeem an adequate number of shares from such award upon vesting to satisfy any tax withholding liability.

## Payment or Reimbursement for Reasonable Expenses

Reasonable expenses incurred by a director for attendance at meetings of the Board of Directors and its committees are paid or reimbursed by us.

### Deferred Compensation Plan

We also offer our directors a nonqualified deferred compensation plan, under which directors may defer all or a portion of their fees earned as directors. Under this plan, deferred fees will be paid, as adjusted for investment gains or losses, at such time in the future as specified by the participating director.

### Additional Compensation

Mr. Rich entered into an agreement dated November 11, 2003, with Stilwell Value remunerating Mr. Rich for serving at its request on our Board of Directors. Under this agreement, so long as Stilwell Value holds more than a 1% beneficial interest in FPIC and Mr. Rich sits on our Board of Directors and its Audit Committee, Stilwell Value will pay Mr. Rich annual cash compensation in an amount equal to $100,000, less the amount of any cash compensation paid by us to Mr. Rich for his services as a director. Under this agreement, Stilwell Value also reimburses Mr. Rich's actual out-of-pocket expenses incurred in connection with his FPIC Board of Directors and Audit Committee service not otherwise paid or reimbursed by us.

## SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS, DIRECTORS, NOMINEES AND EXECUTIVE OFFICERS

### Principal Shareholders

The following table sets forth certain information with respect to the only person known to us that beneficially owned more than 5% of the outstanding shares of FPIC common stock as of December 31, 2005. This information is based on the Statements on Schedule 13G filed by this shareholder with the SEC.

| Name of Beneficial Owner | Shares Beneficially Owned | Percentage of Ownership |
|---|---|---|
| Dimensional Fund Advisors, Inc. [1]<br>1299 Ocean Avenue, 11th Floor<br>Santa Monica, California 90401 | 875,312 | 8.44% |

———————

[1] Dimensional Fund Advisors, Inc. ("Dimensional") is an investment advisor registered under Section 203 of the Investment Advisors Act of 1940. In its role as investment advisor or manager, Dimensional possesses voting and/or investment power over the shares. All shares reported are owned by advisory clients of Dimensional, no one of which, to the knowledge of Dimensional, owns more than 5% of the class. Dimensional disclaims beneficial ownership of such shares.

## Beneficial Ownership by Directors and Executive Officers

The following table sets forth as of March 31, 2006, the beneficial ownership of FPIC common stock by each of our directors, by each of our executive officers serving as such on December 31, 2005, and all of our directors and executive officers as a group.

| Name of Beneficial Owner | Shares Beneficially Owned[1] | Percentage of Ownership[2] |
|---|---|---|
| John K. Anderson, Jr. [3] | 26,800 | * |
| Richard J. Bagby, M.D. [3, 4] | 40,850 | * |
| Robert O. Baratta, M.D. [3, 5] | 99,803 | * |
| John R. Byers [6] | 416,634 | 3.9% |
| M. C. Harden, III [3] | 31,800 | * |
| Kenneth M. Kirschner [3] | 17,000 | * |
| Terence P. McCoy, M.D. [3, 7] | 32,409 | * |
| John G. Rich [3] | 6,187 | * |
| Joan D. Ruffier [3] | 21,500 | * |
| Guy T. Selander, M.D. [3] | 54,200 | * |
| David M. Shapiro, M.D. [3] | 54,820 | * |
| Kim D. Thorpe [8] | 49,941 | * |
| All directors and executive officers as a group (12 persons) [9] | 896,332 | 7.6% |

_____

\*     Less than 1.0% of the total outstanding shares of FPIC common stock.

[1]     Shares beneficially owned include unvested restricted shares.

[2]     Based on an aggregate of (i) the number of shares of FPIC common stock outstanding at March 31, 2006 and (ii) options held by the person shown that are vested as of March 31, 2006, or that are exercisable within 60 days of March 31, 2006.

[3]     Includes shares that may be acquired upon exercise of vested nonqualified options, as follows:

| | | | |
|---|---|---|---|
| Mr. Anderson | 20,000 | Dr. McCoy | 8,333 |
| Dr. Bagby | 30,000 | Mr. Rich | 5,000 |
| Dr. Baratta | 29,090 | Ms. Ruffier | 15,000 |
| Mr. Harden | 20,000 | Dr. Selander | 45,000 |
| Mr. Kirschner | 15,000 | Dr. Shapiro | 43,000 |

[4]     Includes 5,175 shares held for grandson.

[5]     Includes 18,088 shares held for Dr. Baratta's account in our Nonqualified Deferred Compensation Plan and over which Dr. Baratta has shared dispositive power.

[6]     Includes (i) 358,667 shares that may be acquired upon the exercise of vested options, (ii) 28,986 shares of unvested restricted stock granted January 26, 2005, one-third of which will vest on the anniversary of grant in 2008, 2010 and 2012, (iii) 3,333 shares of unvested restricted stock granted January 20, 2005, which will vest on a pro rata basis over the next two years, (iv) 6,880 shares of unvested restricted stock granted January 6, 2006, which will vest on a pro rata basis over three years beginning on the first anniversary of the date of grant, and (v) 620 shares held for Mr. Byers' account in our Deferred Compensation Plan and over which Mr. Byers has shared dispositive power.

[7]     Excludes 6,200 shares held in trust for Dr. McCoy's son as to which Dr. McCoy disclaims beneficial ownership.

[8]     Includes 38,015 shares that may be acquired upon the exercise of vested options.

[9]     Includes an aggregate of 647,522 shares that may be acquired upon the exercise of vested options and 16,939 shares held in our Defined Contribution (401(k)) Plan, as to which an executive officer serves as co-trustee and over which he exercises shared voting and dispositive power. Excludes 6,200 shares held by or on behalf of family members as to which beneficial ownership is disclaimed.

# EXECUTIVE OFFICERS

The following table lists our executive officers and sets forth certain information concerning them.

| Name | Age | Position | Executive Officer Since |
|------|-----|----------|-------------------------|
| John R. Byers | 51 | President and Chief Executive Officer | 1999 |
| Charles Divita, III | 36 | Chief Financial Officer | 2006 |

For information regarding Mr. Byers, see *"Proposal 1. Election of Directors - Nominees for Election - Terms Expiring in 2009."*

Mr. Divita became Chief Financial Officer of FPIC on January 1, 2006. Prior to that time, Mr. Divita was Senior Vice President - Operations and Strategy of FPIC and has been with FPIC since 2000. Mr. Divita served as President and Chief Executive Officer of Employers Mutual, Inc., a subsidiary of FPIC, from July 2002 to May 2005 and as Vice President of Finance for FPIC, from June 2000 to July 2002. Prior to joining us, Mr. Divita held various management positions with Prudential Financial in areas of operations and risk management. Mr. Divita began his career as a certified public accountant with Arthur Andersen, LLP, and holds bachelor's degrees in accounting and finance from Florida State University, where he graduated cum laude.

During 2005, Kim D. Thorpe was Executive Vice President and Chief Financial Officer of FPIC. Effective December 31, 2005, Mr. Thorpe resigned from these positions.

# REPORT OF THE AUDIT COMMITTEE

*The following Report of the Audit Committee does not constitute soliciting material and shall not be deemed to be incorporated by reference into any other previous or future filings by FPIC under the Securities Act of 1933, as amended (the "Securities Act"), or the Exchange Act, except to the extent that FPIC specifically incorporates this report by reference therein.*

The Audit Committee of the Board of Directors of FPIC Insurance Group, Inc. ("FPIC") is composed of five directors, each of whom has been determined to be independent as defined in the listing standards of The Nasdaq Stock Market ("Nasdaq"). The Audit Committee has adopted, and annually reviews, a charter outlining the practices it follows. The charter complies with all current regulatory requirements. A copy of the charter is attached as *Exhibit A.*

The Audit Committee oversees FPIC's accounting, financial reporting and related internal control process audits of FPIC's financial statements and provides assistance to the Board of Directors with respect to its oversight of the integrity of FPIC's financial statements, compliance with legal and regulatory requirements, the qualifications and independence of FPIC's independent registered certified public accounting firm ("Independent Accounting Firm") and the performance of FPIC's internal audit function.

The effectiveness of the Audit Committee is evaluated by the Board of Directors as required by the Sarbanes-Oxley Act of 2002 and Nasdaq. The Board of Directors, after review and consideration, acknowledged the effectiveness of the Audit Committee during 2005.

As set forth in the Audit Committee's charter, management is responsible for the preparation, presentation and integrity of FPIC's financial statements. Management is also responsible for maintaining appropriate accounting and financial reporting principles and policies and internal controls and procedures designed to ensure compliance with accounting standards and applicable laws and regulations.

FPIC's Independent Accounting Firm is responsible for planning and carrying out proper annual audits and quarterly reviews of FPIC's financial statements. FPIC's Independent Accounting Firm expresses opinions as to (i) the conformity of the annual financial statements with accounting principles generally accepted in the United States of America ("GAAP"); (ii) management's assessment as to the effectiveness of internal control over financial reporting; and (iii) the effectiveness of FPIC's internal control over financial reporting.

Members of the Audit Committee are not employees of FPIC and, as such, it is not the duty or responsibility of the Audit Committee or its members to conduct auditing or accounting reviews or procedures. In performing their oversight responsibility, members of the Audit Committee rely on information, opinions, reports and statements, including financial statements and other financial data, prepared or presented by officers or employees of FPIC, legal counsel, FPIC's Independent Accounting Firm or other persons with professional or expert competence. Accordingly, the Audit Committee's oversight does not provide an independent basis to determine that management has maintained appropriate accounting and financial reporting principles, policies or appropriate internal controls and procedures designed to ensure compliance with accounting standards and applicable laws and regulations.

Furthermore, the Audit Committee's considerations and discussions referred to above do not ensure that the audit of FPIC's financial statements by FPIC's Independent Accounting Firm has been carried out in accordance with standards of the Public Company Accounting Oversight Board (United States), that the financial statements are presented in accordance with GAAP or that FPIC's Independent Accounting Firm is in fact "independent."

During 2005, the Audit Committee held 14 meetings, with members of FPIC's senior management participating in 12 of its meetings and with the Independent Accounting Firm participating in eight of its meetings. The Audit Committee's agenda includes, when appropriate, separate private sessions with FPIC's Independent Accounting Firm, independent actuary and internal auditor, at which time candid discussions regarding financial management, accounting and internal control issues take place with the Independent Accounting Firm and internal auditor and discussions regarding actuarial assumptions and related issues take place with the independent actuary. During 2005 and through March 31, 2006, FPIC's Independent Accounting Firm met in private sessions with the Audit Committee eight times; FPIC's independent actuary met in a private session with the Audit Committee once; and FPIC's internal auditor met in a private session with the Audit Committee eight times. The Audit Committee's chairman, together with members of senior management of FPIC, establishes the Audit Committee's agenda.

During 2005, in connection with its function to oversee FPIC's financial reporting process, the Audit Committee, among other things:

- Reviewed and discussed with management and with representatives of PricewaterhouseCoopers LLP, FPIC's Independent Accounting Firm, FPIC's internal control over financial reporting, including a review of management's and FPIC's Independent Accounting Firm's assessment of reports on the effectiveness of FPIC's internal controls over financial reporting and any significant deficiencies or material weaknesses;

- Considered, reviewed and discussed FPIC's overall audit scope and audited financial statements with management and FPIC's Independent Accounting Firm, including a discussion of the quality of the accounting principles, the reasonableness thereof, significant adjustments, if any, and the clarity of disclosure in the financial statements, as well as critical accounting policies;

- Reviewed and discussed with management and with representatives of FPIC's Independent Accounting Firm FPIC's unaudited quarterly financial statements contained in its Quarterly Reports on Form 10-Q and its quarterly earnings announcements;

- Discussed with FPIC's Independent Accounting Firm the matters required to be discussed by Statement on Auditing Standards No. 61, *Communications with Audit Committees*, as amended by Statement of Auditing Standards No. 90, *Audit Committee Communications*;

- Received the written disclosures and the letter from the Independent Accounting Firm required by Independence Standards Board Standard No. 1, *Independence Discussions with Audit Committees*, as currently in effect, including disclosures with respect to nonaudit services provided by the Independent Accounting Firm;

- Considered whether the provision of all nonaudit services by the Independent Accounting Firm is compatible with maintaining the Independent Accounting Firm's independence and discussed such independence with FPIC's Independent Accounting Firm;

- Recommended to the Board of Directors the engagement of PricewaterhouseCoopers LLP as FPIC's Independent Accounting Firm for the year ended December 31, 2005; and

- In reliance upon the reports, reviews and discussions described in this report and subject to the limitations on the role and responsibilities of the Audit Committee, certain of which are referred to above and are more fully described in the Audit Committee's written charter, the Audit Committee further recommended to the Board of Directors and the Board of Directors approved, inclusion of the audited financial statements in FPIC's annual report on Form 10-K for the year ended December 31, 2005, filed with the SEC.

Audit Committee Report
Submitted by:

*John K. Anderson, Jr., Chairman*
*Robert O. Baratta, M.D.*
*Terence P. McCoy, M.D.*
*John G. Rich*
*Joan D. Ruffier*

<h1 style="text-align:center">COMPENSATION COMMITTEE<br>INTERLOCKS AND INSIDER PARTICIPATION</h1>

During 2005, none of our executive officers served as a director of, or as a member of the compensation or equivalent committee of, any other entity, one of whose executive officers served on our Budget and Compensation Committee or otherwise as a member of the Board of Directors.

<h1 style="text-align:center">REPORT OF THE BUDGET AND COMPENSATION COMMITTEE</h1>

*The following Report of the Budget and Compensation Committee does not constitute soliciting material and shall not be deemed to be incorporated by reference into any other previous or future filings by FPIC under the Securities Act or the Exchange Act, except to the extent that FPIC specifically incorporates this report by reference therein.*

The Budget and Compensation Committee of the Board of Directors of FPIC Insurance Group, Inc. ("FPIC") is composed of five independent directors and operates pursuant to a written charter. Independent consultants are retained by the Budget and Compensation Committee from time to time to assist in assessment of compensation programs and to confer with the Board Governance Committee regarding chief executive officer evaluation, remuneration and goals.

## Goal and Philosophy of the Budget and Compensation Committee

The goal of the Committee is to establish remuneration in an appropriate, fair manner with compensation that is linked to FPIC's financial and strategic business objectives, that is justifiable and within industry norms, and that provides incentives designed to retain key executives. In accordance with the Committee's charter, the Committee establishes an annual incentive plan that provides variable compensation to key employees, with award opportunities based on individual performance, corporate performance and on the individual's ability to affect FPIC's annual results and market competitiveness. The Committee strives to design and implement an executive compensation program that will attract and retain high-performing executives focused on increasing shareholder value and FPIC's performance. Each year the Budget and Compensation Committee reviews FPIC's executive compensation programs to ensure that their design achieves these goals.

## Structure of the Executive Compensation Program

FPIC's executive compensation program is comprised of the following components: base salary, annual incentive bonus, long-term incentive compensation, and retirement, disability and other benefits. Each component is designed to complement each of the other components, offering management competitive remuneration and incentives that better align the interests of management with those of shareholders.

## Base Salary

Base salaries for executives are established at a level that the compensation committee believes is both appropriate and consistent within the industry and relative to peer companies. For 2005, the base salaries of the named executive officers named in the Summary Compensation Table below ranged from 62% to 65% of their total annual cash compensation (base salary plus bonus). The Committee examines many criteria used in determining the appropriate executive salary level, including, but not limited to, the recommendation of FPIC's chief executive officer (except with respect to his own salary) and the executive's contribution to performance, scope of responsibility, and productivity, as well as issues involving expense and risk control, management development, and strategic planning.

18

### Annual Incentive Bonus Program

FPIC's annual incentive bonus program for executives provides a direct incentive to meet annual financial and strategic objectives. This bonus program provides for payment to executives of a specified cash amount based upon the percentage of achievement of specific strategic and financial objectives, including such measures as consolidated and subsidiary revenues and profitability, as well as subjective evaluation of the performance of each employee (excluding executive officers, whose bonuses are based solely on financial and strategic targets) in areas including quality of work, reliability, initiative and creativity. For 2005, the targeted bonus awards, as a percentage of base salary, were 50% for the president and chief executive officer and ranged from 6% to 37.5% for FPIC's other employees. During 2005, FPIC's strong financial performance and measurable progress against various strategic targets resulted in actual bonus payments for the year ranging from approximately 6% to 72% of base salary.

### Long-Term Incentive Compensation

Long-term incentive compensation for executives is designed to motivate and reward the creation of long-term shareholder value by linking executive compensation with gains realized by shareholders. Through FPIC's Omnibus Incentive Plan, FPIC from time to time grants stock options and restricted stock to FPIC's executives and other employees. FPIC also offers an Employee Stock Purchase Plan and elections under its Deferred Compensation Plan and Defined Contribution (401(k)) Plan for FPIC's executives and other employees to purchase FPIC common stock.

### Retirement Benefits

FPIC's overall compensation package for its executive officers also includes various retirement benefits, including participation in FPIC's Defined Benefit Plan, Defined Contribution (401(k)) Plan, Excess Benefit Plan, Supplemental Executive Retirement Plan, and Deferred Compensation Plan. Generally, the benefits offered to such persons are intended to provide retirement security and serve a different purpose than do the other components of compensation.

### Other Benefits

FPIC's overall compensation plan for executives also includes certain perquisites, including automobile allowances and expense reimbursements and dues for approved social or country clubs. Executives, together with employees generally, receive health and dental benefits, and life, short-term disability, and long-term disability insurance. Executive officers may also receive excess disability coverage.

### Deductibility of Executive Compensation

Internal Revenue Code Section 162(m) limits FPIC's ability to deduct, for federal income tax purposes, certain compensation in excess of $1 million per year paid to individual officers named in the Summary Compensation Table unless such compensation is "performance-based." The amount of compensation paid to each of the named executive officers during fiscal year 2005 was less than $1 million. It is possible for FPIC to compensate or make awards that may either qualify or not qualify as performance-based compensation deductible under Section 162(m). The Budget and Compensation Committee, in structuring compensation programs for its top executive officers, intends to give strong consideration to the deductibility of awards.

## Chief Executive Officer Compensation

Mr. Byers' base salary, annual bonus compensation, long-term incentive awards and other benefits are annually reviewed and approved by the Budget and Compensation Committee. For 2005, the Budget and Compensation Committee established Mr. Byers' annual base salary at $550,000, an increase from $500,000, and an annual cash bonus with a target level for such bonus equal to 50% of his annual base salary. In establishing Mr. Byers' total annual compensation for fiscal 2005, the Budget and Compensation Committee considered Mr. Byers' individual performance by the same measures previously described for determining executive officer compensation. Mr. Byers received an annual cash bonus for fiscal 2005 equal to 121% of his target bonus. In January 2005, the Budget and Compensation Committee granted Mr. Byers options to purchase 15,000 shares of FPIC common stock and 33,986 shares of restricted stock.

## Conclusion

The Board of Directors believes FPIC has implemented an executive compensation policy that retains, motivates and rewards management while aligning management's interests closely with those of FPIC and its shareholders. The Board of Directors has neither modified nor rejected, in any material way, any action or recommendation of the Committee.

Budget and Compensation Committee
Report Submitted by:

*Guy T. Selander, M.D., Chairman*
*Richard J. Bagby, M.D.*
*Terence P. McCoy, M.D.*
*Joan D. Ruffier*
*David M. Shapiro, M.D.*

# EXECUTIVE COMPENSATION

The following table sets forth information concerning the compensation paid by us to our principal executive officer and to the only other person who was an executive officer of FPIC during 2005 (the "named executive officers"), for all services in all capacities during the years indicated.

## Summary Compensation Table

| | | Annual Compensation ($) | | | Long-Term Compensation | | |
| Name and Principal Position | Fiscal Year | Salary[1] ($) | Bonus ($) | Other Annual Compensation[2] | Restricted Stock Award(s) ($) | Securities Underlying Options (#) | All Other Compensation ($)[3] |
|---|---|---|---|---|---|---|---|
| John R. Byers | 2005 | 550,000 | 393,250 | — | 1,086,409 | 15,000 | 36,042 |
| President and | 2004 | 500,000 | 333,000 | — | — | — | 33,034 |
| Chief Executive Officer | 2003 | 473,200 | 266,468 | — | — | 40,000 | 31,694 |
| | | | | | | | |
| Kim D. Thorpe | 2005 | 350,000 | 187,688 | — | 75,950 | 7,500 | 33,158 |
| Executive Vice President | 2004 | 333,751 | 185,231 | — | — | — | 31,131 |
| and Chief Financial Officer | 2003 | 312,920 | 146,681 | — | — | 20,000 | 29,312 |

_____

1   Includes compensation amounts earned during the year but deferred by the employee under our 401(k) Plan and benefits set aside pursuant to our Deferred Compensation Plan.

2   Neither of the named executive officers received perquisites or other personal benefits in excess of the lesser of $50,000 or 10% of annual salary and bonus during 2003, 2004 or 2005.

3   All other compensation consists of our profit sharing contributions to our 401(k) Plan, our matching contributions to our 401(k) Plan, premiums paid for excess disability insurance, and premiums paid for executed group term life insurance, as follows:

| | | 401(k) Plan Profit Sharing Contributions | | 401(k) Plan Matching Contributions | | Excess Disability Insurance Premiums | | Executive Group Term Life Insurance Premiums |
|---|---|---|---|---|---|---|---|---|
| Mr. Byers: | | | | | | | | |
| 2005 | $ | 21,000 | $ | 5,250 | $ | 5,699 | $ | 4,093 |
| 2004 | $ | 20,500 | $ | 5,125 | $ | 5,699 | $ | 1,710 |
| 2003 | $ | 20,000 | $ | 4,105 | $ | 5,699 | $ | 1,890 |
| | | | | | | | | |
| Mr. Thorpe: | | | | | | | | |
| 2005 | $ | 21,000 | $ | 5,250 | $ | 4,394 | $ | 2,514 |
| 2004 | $ | 20,500 | $ | 5,125 | $ | 4,394 | $ | 1,112 |
| 2003 | $ | 20,000 | $ | 3,708 | $ | 4,394 | $ | 1,210 |

## Option Grants

The following table contains information concerning stock option grants during 2005 to our named executive officers.

| | Individual Grants | | | | | Potential Realizable Value at Assumed Annual Rates of Stock Price Appreciation for Option Term [1] | | | |
| | | | | | | 5% | | 10% | |
| Name | Number of Securities Underlying Options Granted (#) | % of Total Options Granted to Employees in 2005 | Exercise or Base Price ($/Sh) | Market Price on Date of Grant ($) | Expiration Date | Stock Price ($) | Dollar Gain ($) | Stock Price ($) | Dollar Gain ($) |
|---|---|---|---|---|---|---|---|---|---|
| John R. Byers | 15,000[2] | 26.32% | 30.38 | 30.38 | 1/20/15 | 49.49 | 286,700 | 78.80 | 726,300 |
| Kim D. Thorpe | 7,500[2] | 13.16% | 30.38 | 30.38 | 1/20/15 | 49.49 | 143,300 | 78.80 | 363,200 |

_____

[1] The potential realizable values are calculated based on the fair market value of FPIC common stock on the date of grant, which is equal to the exercise price of options granted in 2005, assuming that the stock appreciates in value from the date of grant until the end of the option term at the annual rate specified (5% and 10%). Potential realizable values are net of the option exercise price. The assumed rates of appreciation are specified in rules of the SEC, and do not represent our estimate or projection of our future stock price. Actual gains, if any, resulting from stock option exercises and common stock holdings depend on the future performance of FPIC common stock, overall stock market conditions and the option holder's continued employment through the exercise/vesting period. There can be no assurance that the amounts reflected in this table will be achieved.

[2] One-third of the options vest on the one-year anniversary of the grant date, with an additional one-third of the options vesting on each of the next two anniversaries of the grant date.

## Option Exercises and Year-End Option Values

The following table contains information regarding exercises of FPIC stock options during 2005 by the named executive officers and unexercised options held by them as of December 31, 2005.

### Option Exercises in 2005 and 2005 Year-End Option Values

| | Shares Acquired Upon Exercise | ($) Value Realized | Number of Securities Underlying Unexercised Options at 12/31/05 | | Value of Unexercised In-The-Money Options at 12/31/05[1]($) | |
| Name | | | Exercisable | Unexercisable | Exercisable | Unexercisable |
|---|---|---|---|---|---|---|
| John R. Byers | — | — | 353,667 | 28,333 | 6,395,741 | 220,130 |
| Kim D. Thorpe | — | — | 148,933 | 2,500 | 3,328,524 | 10,800 |

_____

[1] Options are in-the-money if the fair market value of the underlying securities exceeds the exercise price of the option. The Value of Unexercised In-The-Money Options represents the difference between the exercise price of unexercised options and the closing market price of $34.70 of FPIC common stock on December 30, 2005. The actual value of unexercised options fluctuates with market activity.

# Retirement Plans

*Defined Benefit Plans.* The FPIC Defined Benefit Plan is a funded, tax-qualified, noncontributory plan that covers the majority of our employees, including executive officers. For the current year ending December 31, 2006, federal law limits the annual retirement benefit payable under the Defined Benefit Plan to $175,000 and maximum covered compensation is limited to $240,000. The total number of years of service that may be taken into consideration under the Defined Benefit Plan is limited to 15 years. Optional forms of payment available under the Defined Benefit Plan for a benefit commencement date before age 65 may result in substantially reduced payments to any employee electing such an option.

Our Excess Benefit Plan provides a means of equalizing the benefits of key employees, other than those covered under the Supplemental Executive Retirement Plan ("SERP"), participating in our Defined Benefit Plan whose funded benefits under our Defined Benefit Plan are or will be limited by the application of the Employee Retirement Income Security Act of 1974, the Internal Revenue Code, or any applicable law or regulation. Our Excess Benefit Plan is a nonqualified plan, and benefits payable under the Excess Benefit Plan are not funded and are payable out of our general funds.

Our SERP is an unfunded, nonqualified plan. The SERP provides participants selected by the Budget and Compensation Committee with income at retirement. Mr. Byers is the only participant who has been selected to participate. A participant in the SERP is eligible to retire and receive a retirement benefit beginning on the earlier of such participant's (i) early retirement date, (ii) disability retirement date or (iii) normal retirement date. The retirement benefit at the normal retirement date equals 60% of pre-retirement compensation (averaged over the highest three consecutive years of service), less Defined Benefit Plan and all predecessor plans' benefits and Social Security benefits, multiplied by the percentage of benefits vested. Compensation for purposes of the SERP includes the salary of a participant as reported in the Summary Compensation Table, but does not include bonuses. The early retirement benefit equals the retirement benefit at the normal retirement date, reduced by an early retirement factor for each month a participant's early retirement date occurs before the participant's normal retirement date. A participant terminating employment due to a permanent and total disability will be eligible for a disability retirement benefit equal to 60% of pre-retirement compensation, less Defined Benefit Plan and all predecessor plans' benefits and Social Security benefits. In the event of the participant's death before retirement, the participant's beneficiary will be eligible to receive a death benefit equal to 50% of the retirement benefit the participant would otherwise have been eligible to receive. Benefits attributable to the SERP are subject to reduction for Social Security benefits received by participants.

The estimated annual SERP retirement benefits for Mr. Byers were calculated using 2005 base salary; Social Security benefits were based on the maximum benefits payable for an individual retiring at age 65 in 2005; and qualified Defined Benefit Plan benefits were based on 2005 base salary, including bonuses, assuming 15 years of service. The estimated annual retirement benefit from the SERP on December 31, 2005 is $80,751 for Mr. Byers.

The following table sets forth the maximum annual benefits payable in the form of a straight life annuity under our Defined Benefit Plan and, to eligible officers, our Excess Benefit Plan, to an officer or employee retiring at age 65 with the specified combination of final average compensation (the average of the five consecutive years of compensation that give the highest average out of the 10 latest years) and years of credited service. The benefit accrual rate is higher for compensation in excess of the Social Security wage base. For 2006, the Social Security wage base is $94,200. The amounts shown in the pension plan table attributable to the Defined Benefit Plan and the Excess Benefit Plan, if applicable, were calculated using Social Security covered compensation levels based upon the average age of the two named executive officers and have been calculated without reflection of the current limit of $220,000 on includible compensation. Mr. Byers is covered by the qualified Defined Benefit Plan but not the Excess Benefit Plan. Mr. Thorpe was covered by the qualified Defined Benefit Plan and the Excess Benefit Plan. As of December 31, 2005, the credited years of service under the qualified Defined Benefit Plan of the following officers were as follows: Mr. Byers - seven years; Mr. Thorpe - six years. Generally, compensation for purposes of the qualified Defined Benefit Plan and the Excess Benefit Plan includes salary and annual bonus, as reported in the Summary Compensation Table, including compensation that is contributed by us pursuant to a salary reduction agreement and that is not currently includible in the individual's gross income by reason of the application of certain provisions of the Internal Revenue Code.

The amounts listed in the pension plan table are not subject to any deduction for Social Security or any other offset amounts.

Pension Plan Table

| Average | Years of Service | | |
|---|---|---|---|
| Compensation | 5 | 10 | 15 |
| $ 200,000 | $ 11,465 | $ 22,930 | $ 34,395 |
| 300,000 | 18,465 | 36,930 | 55,395 |
| 400,000 | 25,465 | 50,930 | 76,395 |
| 500,000 | 32,465 | 64,930 | 97,395 |
| 600,000 | 39,465 | 78,930 | 118,395 |
| 700,000 | 46,465 | 92,930 | 139,395 |
| 800,000 | 53,465 | 106,930 | 160,395 |
| 900,000 | 60,465 | 120,930 | 181,395 |

*Deferred Contribution Plan.* Our 401(k) Plan has two components. The plan allows employees to contribute up to 100% of their compensation earned, subject to statutory limitations ($15,000 for 2006), during the plan year; we match 100% of an employee's contributions up to 2.5% of compensation (provided that contribution for this purpose is limited to $220,000 for 2006). In 2006, employees age 50 and older are permitted to make an additional contribution of up to $5,000. In addition, we may make a discretionary contribution of up to 10% of each participant's compensation for the plan year. We made discretionary contributions of 10% in each of 2003, 2004 and 2005, subject to statutory limitations.

*Non-Qualified Deferred Compensation Plan.* Our Non-qualified Deferred Compensation Plan is offered to key employees selected by the Board of Directors who are participants in our 401(k) Plan and whose contributions are limited by the Internal Revenue Code. Mr. Byers has been selected to participate in this plan. Key employee participants may defer into the plan all or a portion of their compensation. In addition, we, at the discretion of the Board of Directors, may match the contributions made by key employees and may also make discretionary incentive contributions for key employees. Participants' account balances generally will be paid, as adjusted for investment gains or losses, following termination of employment. We did not make any discretionary or matching contributions during 2005.

# Certain Compensation Arrangements

## Employment Agreements

We have entered into an employment agreement with Mr. Byers providing for a minimum annual salary and the opportunity for annual salary increases, incentive compensation and other compensation and perquisites as approved by the Board of Directors. Under the agreement, Mr. Byers' minimum annual salary for 2006 is $600,000. The agreement is for a term of three years and may be extended for an additional year by the Board of Directors before the end of each year. The term has been so extended each year and currently continues through December 31, 2008. If the Board of Directors does not extend the agreement by the end of any year, Mr. Byers may terminate his employment by providing at least 90 days' written notice of such termination. Upon such termination, Mr. Byers would continue to receive his annual salary and benefits for the remaining term of the employment agreement or until commencing work for a competing company. Mr. Byers may also terminate his employment in the event of a constructive discharge and continue to receive annual salary and benefits for the remaining term of the employment agreement. In the event that payments or benefits under the agreement are subject to the excise tax imposed by Section 4999 of the Internal Revenue Code or any interest, penalty or addition to tax with respect to such excise tax, the agreement provides for cash gross up payments intended to put Mr. Byers in the same position as though no excise tax, penalty or interest had been imposed upon or incurred as a result of any payment or benefits.

## Severance Agreements

We have entered into a severance agreement with Mr. Byers, which provides that during the three-year coverage period (as defined) after a change of control of FPIC if Mr. Byers' employment is terminated by us for any reason other than cause, death or disability, or by Mr. Byers in the event of a constructive discharge, we will pay severance in a lump sum cash amount equal to three times the sum of Mr. Byers' (i) annual salary and (ii) the greater of the target bonus opportunity for the current calendar year or the average of the annual bonuses for the three prior calendar years. In addition, Mr. Byers' stock options, restricted stock and other long-term incentives would immediately vest, and Mr. Byers' would receive for a two-year period benefits under our welfare benefit plans. In the event that payments or benefits under the agreement are subject to the excise tax imposed by Section 4999 of the Internal Revenue Code or any interest, penalty or addition to tax with respect to such excise tax, the severance agreements provide for cash gross up payments intended to put Mr. Byers in the same position as though no excise tax, penalty or interest had been imposed upon or incurred as a result of any payment or benefits.

If Mr. Byers is entitled to receive benefits under both his employment agreement and his severance agreement, then he will be permitted to select and receive benefits under either agreement, but not benefits from both agreements.

On December 14, 2005, we entered into a separation agreement with Mr. Thorpe, pursuant to which Mr. Thorpe's employment agreement (other than provisions relating to confidentiality and non-solicitation of our employees) and severance agreement were terminated and Mr. Thorpe resigned from all officer positions with us, all director and officer positions with our subsidiary companies and all trustee and other positions with our benefit plans, effective December 31, 2005. Mr. Thorpe continued as a non-officer employee through March 31, 2006. Under the separation agreement, Mr. Thorpe will continue to receive through March 31, 2007 severance payments at the rate of $350,000 per year and benefits consisting of, among other things, continuation of his automobile allowance and expense reimbursements, health and dental benefits, life, short term disability and long term disability insurance, country club dues, and either continued participation in our Defined Benefit Pension Plan, Excess Benefit Plan, Defined Contribution, and Deferred Compensation Plan or payment of the cost thereof.

## SECTION 16(a)
## BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Exchange Act and related regulations require executive officers, directors and persons who own more than 10% of FPIC common stock:

- to file reports of their ownership and changes in ownership of common stock with the SEC and Nasdaq; and

- to furnish us with copies of the reports.

Based solely on written representations from reporting persons and on our review of the Section 16(a) reports provided by those individuals, we believe that all filing requirements have been timely met during 2005, except that each of Messrs. Byers and Thorpe inadvertently filed two days late a report on Form 4 with respect to single option grants made to each of them in January 2005.

## PERFORMANCE GRAPH

*The following performance graph does not constitute soliciting material and shall not be deemed to be incorporated by reference into any other previous or future filings by us under the Securities Act or the Exchange Act, except to the extent that we specifically incorporate this report by reference therein.*

The following performance graph compares the cumulative total return for FPIC common stock, the Russell 2000 index and our peer group (the "FPIC Peer Group") for the five-year period ended December 31, 2005.

The FPIC Peer Group represents a peer group that consists of ProAssurance Corporation (since June 28, 2001, as a result of the merger of Medical Assurance, Inc. and Professionals Group, Inc., on June 27, 2001); SCPIE Holdings, Inc.; and American Physicians Capital, Inc. (since December 8, 2000, as a result of its initial public offering of stock). NCRIC Group, Inc., which was included in our 2004 peer group, has been excluded from the FPIC Peer Group as a result of its acquisition by ProAssurance Corporation in August 2005.

The graph assumes an investment on December 31, 2000, of $100 in each of FPIC common stock, the stocks comprising the Russell 2000 index and the common stocks of FPIC Peer Group. The graph further assumes that all paid dividends were reinvested. The Russell 2000 index and the FPIC Peer Group are weighted by market capitalization. SNL Financial LC of Charlottesville, Virginia, prepared the calculations for the information below.

# FPIC Insurance Group, Inc.



**Total Return Performance**

|  | | Period Ending | | | | |
|---|---|---|---|---|---|---|
| *Index* | **12/31/00** | **12/31/01** | **12/31/02** | **12/31/03** | **12/31/04** | **12/31/05** |
| FPIC Insurance Group, Inc. | 100.00 | 161.09 | 75.10 | 273.09 | 385.09 | 377.69 |
| Russell 2000 | 100.00 | 102.49 | 81.49 | 120.00 | 142.00 | 148.46 |
| FPIC Peer Group* | 100.00 | 121.85 | 103.03 | 145.70 | 190.62 | 248.12 |

*The FPIC Peer Group includes ProAssurance Corporation (starting 6/27/01), SCPIE Holdings, Inc. and American Physicians Capital, Inc.*

# CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

M. C. Harden, III, a director of FPIC, is also chairman of the Board, president and chief executive officer and a majority shareholder of Harden & Associates, an insurance broker and risk management and employee benefits consultant located in Jacksonville, Florida. Harden & Associates acts as an agent for First Professionals and for APAC. Harden & Associates earned approximately $362,594 of commission income from us during 2005 as a result of this agency relationship. Harden & Associates also acts as a broker for us in the procurement of various business insurance coverages. Harden & Associates earned approximately $96,000 during 2005 as a result of its brokerage relationship with us.

We have paid Kirschner & Legler, a law firm located in Jacksonville, Florida, of which Kenneth M. Kirschner, General Counsel and a director of FPIC, is a member, approximately $171,000 for services rendered to us during 2005.

John R. Byers, President and Chief Executive Officer and a director of FPIC, also serves on the board of governors of PRI, a New York medical professional liability insurance reciprocal for which we provide management services through our wholly owned subsidiary, Administrators for the Professions, Inc. ("AFP"). Pursuant to a management agreement dated January 1, 1999, entered into by PRI and AFP and in accordance with New York insurance law, AFP is at all times entitled to nominate one-third of the total members of PRI's board of governors. Mr. Byers has served on PRI's board of governors since August 2000. Mr. Byers receives Board fees as a result of his serving on PRI's board of governors on the same basis as other PRI Board members. PRI paid Mr. Byers approximately $78,000 for his service on PRI's Board during 2005.

Richard J. Bagby, M.D., a member of our Board of Directors, is also a policyholder of First Professionals and as such, may experience claims from time to time in the usual course of business that may require coverage under his policy that First Professionals would provide to any policyholder.

# INDEPENDENT REGISTERED CERTIFIED PUBLIC ACCOUNTING FIRM

Our Board of Directors has appointed PricewaterhouseCoopers LLP ("PricewaterhouseCoopers") to act as our independent registered certified public accounting firm ("Independent Accounting Firm") for 2006, subject to satisfactory completion of fee negotiations later in 2006. PricewaterhouseCoopers was initially appointed and has served as our Independent Accounting Firm since 2000. Representatives of PricewaterhouseCoopers are expected to be present at the annual meeting and will be available to respond to appropriate questions and have the opportunity to make a statement, if they desire to do so.

## Principal Accountant Fees and Services

Aggregate fees for professional services rendered for us by PricewaterhouseCoopers for the years ended December 31, 2005 and 2004, were:

|  | 2005 | 2005 Percentage of Total Fees | 2004 | 2004 Percentage of Total Fees |
|---|---|---|---|---|
| Audit Fees | $ 1,017,000 | 73% | $ 1,242,000 | 72% |
| Audit-Related Fees | 86,000 | 6% | 194,000 | 11% |
| Tax Fees | 281,000 | 20% | 299,000 | 17% |
| All Other Fees | 19,000 | 1% | 3,000 | — |
| Total Fees | $ 1,403,000 | 100% | $ 1,738,000 | 100% |

*Audit Fees* for the years ended December 31, 2005 and 2004, respectively, were for professional services rendered for the audits of our consolidated financial statements and subsidiary audits, including statutory audits, consents and assistance with review of periodic reports and other documents filed with the SEC, including registration statements. PricewaterhouseCoopers has represented to us that no professional services of PricewaterhouseCoopers relating to the audit of our financial statements for the most recent year were performed by other than full-time, permanent employees of PricewaterhouseCoopers.

*Audit-Related Fees* for the years ended December 31, 2005 and 2004, respectively, were for services related to employee benefit plan audits and accounting consultations concerning financial accounting and reporting standards.

*Tax Fees* for the years ended December 31, 2005 and 2004, respectively, were for services related to tax compliance, including the preparation of tax returns, tax planning services and tax advice services and assistance with Internal Revenue Service audits during 2005 and 2004.

*All Other Fees* for the years ended December 31, 2005 and 2004, respectively, were for software license fees for a technical accounting research tool.

The Audit Committee has considered the nonaudit services provided by PricewaterhouseCoopers during 2005 and believes such services to be compatible with maintaining PricewaterhouseCoopers' independence.

All decisions regarding selection of independent accounting firms and approval of accounting services and fees are made by the Audit Committee in accordance with the provisions of the Sarbanes-Oxley Act of 2002, the Exchange Act, and the rules thereunder.

All services to be performed for us by our Independent Accounting Firm must be pre-approved by the Audit Committee or a designated member of the Audit Committee pursuant to the committee's pre-approval policy to ensure that the provision of such services does not impair the independence of our Independent Accounting Firm.

The Audit Committee has adopted procedures for general and specific pre-approval of audit and nonaudit services performed by our Independent Accounting Firm. Any proposed service exceeding pre-approval levels, or not contemplated by the pre-approval policy, requires specific pre-approval by the Audit Committee.

Audit services pre-approved for 2006 include financial and statutory audits, services associated with SEC filings and consultations regarding the impact of final or proposed rules, standards and interpretations by the SEC or other regulatory or standard setting bodies.

Audit related services pre-approved for 2006 include due diligence services, audits of employee benefit plans, agreed-upon or expanded procedures, internal control reviews, attestation services and consultations as to accounting or disclosure treatment of transactions not otherwise included in audit services.

Tax services pre-approved for 2006 primarily include services related to federal and state tax compliance and tax planning.

Prohibited services identified by the Audit Committee include services relating to preparation of accounting records or financial statements, information systems design and implementation, appraisal or valuation, internal audit, management, human resources, investment matters, legal issues and actuarial calculations.

## SHAREHOLDER PROPOSALS AND NOMINATIONS

We must receive proposals of shareholders intended to be presented at the 2007 annual meeting of shareholders, on or before December 27, 2006, in order for the proposals to be eligible for inclusion in our proxy statement and proxy materials relating to that meeting, pursuant to SEC Rule 14a-8. These proposals should be sent to our principal executive office via facsimile transmission to (904) 633-9579, or by mail to the Office of the Secretary, 225 Water Street, Suite 1400, Jacksonville, Florida 32202, or by e-mail to *ir@fpic.com*, Attention: Secretary. Any such proposals must comply with SEC Rule 14a-8.

In addition, under Article I, Section 12 of our bylaws and pursuant to Rule 14a-5(e)(2) of the SEC, a proposal for action to be presented by any shareholder at the annual meeting of shareholders is out of order and will not be acted upon unless:

- the proposal is specifically described in our notice to all shareholders of the meeting and the matters to be acted upon at the meeting, or

- the proposal has been submitted in writing to the secretary by fax, mail or e-mail, has been received at our principal executive office before December 27, 2006 and is an appropriate subject for shareholder action under law.

To be in proper form, a shareholder's notice to the secretary regarding nominations for election as a director or business proposed to be brought before any shareholder meeting must set forth the following:

- the name and address of the shareholder who intends to make the nominations or propose the business and, if applicable, the name and address of the person or persons to be nominated;

- a representation that the shareholder is a holder of record of our common stock entitled to vote at such meeting and, if applicable, intends to appear in person or by proxy at the meeting to nominate the person or persons or propose the business specified in the notice;

- if applicable, a description of all arrangements or understandings between the shareholder and each nominee and any other person or persons (naming such person or persons) pursuant to which the nomination or nominations are to be made by the shareholder;

- such other information regarding each nominee or each matter of business to be proposed by such shareholder as would be required to be included in a proxy statement filed pursuant to the proxy rules of the SEC had the nominee been nominated, or the matter been proposed, by the Board of Directors; and

- if applicable, the consent of each nominee to serve as director of FPIC if so elected.

The chairman of the meeting will refuse to acknowledge the nomination of any person or the proposal of any business not made in compliance with the foregoing procedure.

## SHAREHOLDER COMMUNICATION WITH DIRECTORS

Shareholders who wish to communicate with the Board of Directors or with a particular director may send a letter to the secretary of FPIC at 225 Water Street, Suite 1400, Jacksonville, Florida 32202. The mailing envelope should contain a clear notation indicating that the enclosed letter is a "Shareholder-Board Communication" or "Shareholder-Director Communication." All such letters should identify the author as a shareholder and clearly state whether the intended recipients are all members of the Board of Directors or just certain specified individual directors. The secretary will make copies of all such letters and circulate them to the appropriate director or directors.

## ANNUAL REPORT ON
## FORM 10-K

**A copy of our annual report on Form 10-K filed with the SEC for the year ended December 31, 2005, including financial statements, financial statement schedules and a listing of all exhibits, is contained in our 2005 annual report to shareholders, which is being provided to each shareholder solicited**. We will also furnish upon request a copy of any exhibit, upon payment of a reasonable fee to cover the cost of copying and mailing the exhibit. Requests should be directed to the attention of Investor Relations, FPIC Insurance Group, Inc., 225 Water Street, Suite 1400, Jacksonville, Florida 32202. Requests may also be submitted through our website at *www.fpic.com*, via e-mail at *ir@fpic.com* or by calling Investor Relations at (904) 354-2482 ext. 3657.

## SOLICITATION OF PROXIES

The cost of the solicitation of proxies, including preparing and mailing the notice of annual meeting of shareholders, this proxy statement and the proxy card and voting instruction form, will be borne by us. Following the mailing of this proxy statement, our directors, officers and employees may solicit proxies by telephone, facsimile transmission or other personal contact, for which services such persons will receive no additional compensation.

Brokerage houses and other nominees, fiduciaries and custodians that are holders of record of shares of common stock will be requested to forward proxy soliciting material to the beneficial owners of such shares and will be reimbursed by us for their charges and expenses in connection therewith at customary and reasonable rates.

By Order of the Board of Directors

Pamela Deyo Harvey
Vice President, Controller and Secretary

Jacksonville, Florida
April 26, 2006

_____

**PLEASE VOTE BY TELEPHONE OR OVER THE INTERNET, OR
COMPLETE AND RETURN THE ENCLOSED PROXY CARD,
DATED AND SIGNED, IN THE ENCLOSED ADDRESSED ENVELOPE,
WHICH REQUIRES NO POSTAGE WHEN MAILED IN THE U.S.**

_____

**Charter
of the
Audit Committee
of the
Board of Directors
of
FPIC Insurance Group, Inc.**

*(Effective as of December 9, 2005)*

## I. PURPOSE

There shall be a committee of the Board of Directors (the "Board") of FPIC Insurance Group, Inc. (the "Company") to be known as the Audit Committee (the "Committee").

The purpose of the Committee shall be to (i) oversee the accounting, financial reporting and related internal control processes of the Company and audits of the financial statements of the Company; and (ii) provide assistance to the Board of Directors with respect to its oversight of the integrity of the Company's financial statements, compliance with legal and regulatory requirements, the qualifications and independence of the Company's independent registered certified public accounting firm ("Independent Accountant") and the performance of the Company's internal audit function.

This charter (the "Charter") governs the operations of the Committee. The Committee shall review and reassess the adequacy of the Charter at least annually and recommend any changes to the Board.

## II. MEMBERSHIP

A. <u>COMPOSITION</u>.

The Committee will consist of not less than three and not more than five directors, each of whom will be an "independent director" as required by the relevant rules of the National Association of Securities Dealers Automated Quotation, Inc. ("Nasdaq"), the United States Securities and Exchange Commission ("SEC") and the Sarbanes-Oxley Act of 2002 (the "Act").

Terms of Committee members will be three years with a rotating schedule. At the discretion of the Board, the term of any member of the Committee or the Committee Chair may be extended.

Appointment to the Committee shall be made on an annual basis by resolution adopted by a majority of the Board. Appointments to the Committee by the Board shall be based on the joint recommendations of the Board Governance Committee, the Chair and Vice-Chair of the Board.

The Chair of the Committee shall be appointed annually by the Chair of the Board.

B. <u>QUALIFICATIONS</u>.

Each member of the Committee shall, in the business judgment of the Board, have the qualities, competencies and experience that would be valuable to providing direction on behalf of the Board.

1.    *Independence*. The Board shall make a good faith determination that each member of the Committee is independent of the management of the Company, in accordance with the provisions of the Act and the rules promulgated thereunder, including without limitation, Rule 10A-3, as amended, as well as the relevant Nasdaq rules. To be "independent," a member of the Committee must not be an officer or employee of the Company or any of its subsidiaries or have any relationship that, in the opinion of the Board, would interfere with the exercise of independent judgment of a Committee member.

Without limiting the foregoing, each member must not:

* have any relationship that disqualifies such person from being deemed independent under the Nasdaq rules;

* have been employed by the Company or any of its affiliates for the current year or any of the past three years;

* have accepted, or have a Family Member who has accepted, any payments in excess of $60,000 from the Company or any of its affiliates during the current year or any of the past three fiscal years other than (i) compensation for service on the Board; (ii) payments arising solely from investments in the Company's securities; (iii) benefits under a tax-qualified retirement plan or non-discretionary compensation; (iv) loans from a financial institution provided that the loans were made in the ordinary course of business or on substantially the same terms (including interest rates and collateral) as those prevailing at the time for comparable transactions with the general public, did not involve more than a normal degree of risk or other unfavorable factors and were not otherwise subject to disclosure under Item 404 of Regulation S-K; (v) payments from a financial institution in connection with the deposit of funds or the financial institution acting in an agency capacity, provided that the payments were made in the ordinary course of business, on substantially the same terms as those prevailing at the time for comparable transactions with the general public, did not involve more than a normal degree of risk or other unfavorable factors and were not otherwise subject to disclosure under Item 404 of Regulation S-K; (vi) loans permitted in accordance with the Act or (vii) compensation paid to a Family Member who is a non-executive employee of the Company or a parent or subsidiary of the Company;

* be, or have a Family Member who is, a current partner of the Company's Independent Accountant or was a partner or employee of the Company's Independent Accountant or who worked on the Company's audit during any of the past three years;

* be, or have a Family Member who is, or has been in any of the past three years, employed by the Company or any of its affiliates as an executive officer;

* be, or have a Family Member who is, a partner in, or a controlling shareholder or an executive officer of, any organization to which the Company made, or from which the Company received payments for property or services in the current year or any of the past three fiscal years (other than those arising solely from investments in the Company's securities or payments under a non-discretionary charitable contributions matching program) that exceed five percent of the recipient's consolidated gross revenues for that year, or $200,000, whichever is more;

* be, or have a Family Member who is, employed as an executive officer of another entity where at any time during the past three years any of the Company's executive officers served on that entity's compensation committee;

* have participated in the preparation of the financial statements of the Company or any subsidiary of the Company at any time during the past three years; or

- be an "affiliated person" of the Company or any of its subsidiaries.

"Family Member" shall mean a person's spouse, parents, children and siblings, whether by blood, marriage or adoption, or anyone residing in such person's home.

2. *Financial Literacy.* Each member must be able to read and understand fundamental financial statements. At least one member of the Committee must be a "financial expert" in accordance with the provisions of the Act and the rules promulgated thereunder and the relevant Nasdaq rules. The name of the Committee's "audit committee financial expert" shall be disclosed, including whether he or she is independent of management (if the Board determines there is no "audit committee financial expert," the Company shall disclose why it does not have a qualifying individual). An "audit committee financial expert" must have:

- past employment experience in finance or accounting, requisite professional certification in accounting, or other comparable experience or background which results in the individual's financial sophistication;

- an understanding of Generally Accepted Accounting Principles of the United States ("GAAP") and financial statements, including familiarity with Regulation S-X and other applicable rules and regulations of the SEC;

- the ability to assess the general application of GAAP in connection with the accounting for estimates, accruals and reserves;

- experience: (i) preparing, auditing, analyzing or evaluating financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to those that the issuer's financial statements can reasonably be expected to raise; or (ii) actively supervising individuals engaged in these activities;

- an understanding of internal controls and procedures for financial reporting; and

- an understanding of audit committee functions.

The "audit committee financial expert" must have acquired these attributes through (i) education and experience as a principal financial officer, principal accounting officer, controller, public accountant or auditor, or experience in a position that involves the performance of similar functions; (ii) experience actively supervising a principal financial officer, principal accounting officer, controller, public accountant, auditor or person performing similar functions; (iii) experience overseeing or assessing the performance of companies or public accountants with respect to the preparation, auditing, or evaluation of financial statements; or (iv) other relevant experience (a brief listing of which must be included as part of the Company's disclosure).

C. <u>COMPENSATION</u>.

No Committee member may directly or indirectly receive any compensation from the Company or any of its subsidiaries other than director's fees for service as a director of the Company, including reasonable compensation for serving on the Committee or other committees of the Board.

D. <u>REMOVAL AND REPLACEMENT</u>.

The members of the Committee may be removed or replaced, with or without cause, and any vacancies on the Committee may be filled, by the Board in accordance with the provisions set forth above in Section A of Article II.

## III.    MEETINGS AND PROCEDURES

### A.    MEETINGS.

The Chair of the Committee, in consultation with Committee members, shall determine the schedule and frequency of Committee meetings, provided that the Committee shall meet at least four (4) times per year. The Committee shall periodically meet separately with management, the internal auditor, the outside independent actuary and the Independent Accountant to discuss any matter that the Committee or any of the foregoing persons believes would be appropriate to discuss separately. The Committee shall also meet separately with the Independent Accountant at every meeting of the Committee at which the Independent Accountant is present.

The Committee shall, in accordance with the open policy of the Board, include in its meetings other members of the Board. Members of the Board who are not members of the Committee may not vote on matters that come before the Committee.

In addition, the Committee may invite to its meetings any member of management of the Company and such other persons as it deems appropriate in order to carry out its responsibilities. The Committee may also exclude from its meetings any persons it deems appropriate in order to carry out its responsibilities, other than any non-management director who satisfies applicable independence criteria.

### B.    AGENDA.

The Chair of the Committee shall develop and set the Committee's agenda, in consultation with other members of the Committee, the Board and management. The agenda and information concerning the business to be conducted at each Committee meeting shall, to the extent practical, be communicated to the members of the Committee and the Board sufficiently in advance of each meeting to permit meaningful review.

### C.    REPORTS TO THE BOARD.

The Chair of the Committee (or his or her designee) shall report to the entire Board following meetings of the Committee with respect to such matters as are relevant to the Committee's discharge of its duties and responsibilities and with respect to such recommendations as the Committee may deem appropriate. The report to the Board may take the form of an oral or written report. Minutes of each meeting of the Committee will be submitted to the Board and duly filed in the records of the Company.

### D.    SELF-EVALUATION.

The Committee shall conduct an annual performance self-evaluation, in accordance with the direction of the Board Governance Committee, and shall report to the entire Board the results of the self-evaluation.

## IV.    DUTIES AND RESPONSIBILITIES

The Committee shall carry out the duties and responsibilities set forth below. These functions should serve as a guide with the understanding that the Committee may determine to carry out additional functions and adopt additional policies and procedures as may be appropriate in light of changing financial, legislative, regulatory, legal or other conditions.

The Committee shall also carry out any other duties and responsibilities delegated to it by the Board from time to time related to the purposes of the Committee outlined in Article I of this Charter.

The Committee shall provide assistance to the Board in fulfilling its responsibility to the Company's shareholders, potential shareholders, the business and investment community and others relating to the Company's corporate accounting and financial reporting practices, the systems of internal accounting and financial controls, the internal audit function, the annual independent audit of the Company's financial statements, the legal compliance and ethics programs established by the Board and the quality and integrity of the Company's financial statements.

The Committee may perform any function it deems appropriate under applicable law, the Company's Bylaws and pursuant to the resolutions and other directives of the Board, including review of any certification required to be reviewed in accordance with the Act or the rules and regulations promulgated by the SEC and Nasdaq.

A.    <u>GENERAL</u>.  The Committee shall:

• discuss with management, the internal auditors and the Independent Accountant the adequacy and effectiveness of the Company's internal control over financial reporting, including the Company's systems to monitor the integrity of the Company's financial reporting process, internal controls regarding finance and accounting compliance;

• inquire of management, the Chief Financial Officer ("CFO") and the Independent Accountant about significant risks or exposures facing the Company, assess the steps management has taken or proposes to take to minimize and manage such risks to the Company, and periodically review compliance with such steps;

• inquire of the Chief Executive Officer ("CEO") and CFO regarding the "quality of earnings" of the Company from a subjective as well as an objective standpoint;

• monitor the independence and performance of the Company's Independent Accountant;

• provide a means of communication among the Independent Accountant, management and the Board;

• review and reassess the adequacy of this Charter at least annually, submit the Charter to the Board for approval and have the document published at least every three years in accordance with SEC regulations;

• review with management and the independent auditor the effect of any regulatory and accounting initiatives, as well as off-balance-sheet structures, if any;

• review with management and the Independent Accountant the financial statements to be included in the Company's SEC Annual Report on Form 10-K, including their judgment about the quality, not just acceptability, of accounting principles, the reasonableness of significant judgments, and the clarity of the disclosures in the financial statements;

- review and approve all related party transactions potential conflict of interest situations where appropriate;

- review the interim financial statements with management and the Independent Accountant prior to the filing of each of the Company's SEC Quarterly Report on Form 10-Q. The Committee shall discuss the results of the quarterly review and any other matters required to be communicated to the Committee by the Independent Accountant under generally accepted auditing standards. The Chair of the Committee may represent the entire Committee for the purposes of this review with the prior consent of the other members; and

- review the interim financial statements with management and the Independent Accountant prior to the filing of each of the Company's SEC Quarterly Report on Form 10-Q. The Committee shall discuss the results of the quarterly review and any other matters required to be communicated to the Committee by the Independent Accountant under generally accepted auditing standards. The Chair of the Committee may represent the entire Committee for the purposes of this review with the prior consent of the other members; and

- pre-approve all auditing services and permitted non-audit services (including the fees and terms thereof) to be performed for the Company by its Independent Accountant, subject to the *de minimis* exception for non-audit services that are approved by the Committee prior to the completion of the audit.

The Chair of the Committee may form and delegate authority to a member or a subcommittee consisting of one or more members, when appropriate, including the authority to grant pre-approvals of audit and permitted non-audit services, provided that decisions of such member or subcommittee to grant pre-approvals shall be presented to the full Committee at its next scheduled meeting.

B. <u>FINANCIAL STATEMENT AND DISCLOSURE MATTERS</u>. The Committee shall:

- review and discuss with management and the Independent Accountant the annual audited financial statements, including disclosures made in management's discussion and analysis, and recommend to the Board whether the audited financial statements should be included in the Company's SEC Annual Report on Form 10-K;

- review and discuss with management and the Independent Accountant the Company's quarterly financial statements prior to the filing of its SEC Quarterly Report on Form 10-Q, including the results of the Independent Accountant's review of the quarterly financial statements;

- discuss with management and the Independent Accountant significant financial reporting issues and judgments made in connection with the preparation of the Company's financial statements, including any significant changes in the Company's selection or application of accounting principles, any major issues as to the adequacy of the Company's internal controls and any special steps adopted in light of material control deficiencies;

- review and discuss with management and the Independent Accountant any material weakness or significant deficiencies in the Company's internal controls over financial reporting, any special steps adopted in light of such matters and the adequacy of disclosures about changes in internal control over financial reporting;

- review and discuss with management, including the internal auditor director, and the Independent Accountant the Company's internal controls prior to the filing of the Company's SEC Annual Report on Form 10-K;

- review and discuss quarterly reports with the Independent Accountant including: (i) all critical accounting policies and practices used; (ii) all alternative treatments of financial information within GAAP that have been discussed with management, ramifications of the use of such alternative disclosures and treatments, and the treatment preferred by the Independent Accountant; and (iii) other material written communications between the Independent Accountant and management, such as any management letter or schedule of unadjusted differences;

- discuss with management the Company's earnings press releases, including the use of non-GAAP information, as well as financial information and earnings guidance provided to analysts and rating agencies. Such discussion may be done generally (consisting of discussing the types of information to be disclosed and the types of presentations to be made);

- discuss with management and the Independent Accountant the effect of regulatory and accounting initiatives as well as off-balance sheet structures on the Company's financial statements;

- discuss with management the Company's major financial risk exposures and the steps management has taken to monitor and control such exposures, including the Company's risk assessment and risk management policies;

- discuss with the Independent Accountant the matters required to be discussed by Statement on Auditing Standards No. 61 relating to the conduct of the audit, including any difficulties encountered in the course of the audit work, any restrictions on the scope of activities or access to requested information, and any significant disagreements with management;

- review disclosures made to the Committee by the Company's CEO and CFO during their certification process for the SEC Annual Report on Form 10-K and SEC Quarterly Report on Form 10-Q about any significant deficiencies in the design or operation of internal controls or material weaknesses therein and any fraud involving management or other employees who have a significant role in the Company's internal controls; and

- ensure that a public announcement of the Company's receipt of an audit opinion that contains a going concern qualification is made promptly.

C.    INDEPENDENT ACCOUNTANT.  The Committee shall:

- have the sole authority to appoint, determine funding for, and oversee the outside auditors (subject, if applicable, to shareholder ratification). The Committee shall be directly responsible for the compensation and oversight of the work of the Independent Accountant (including resolution of disagreements between management and the Independent Accountant regarding financial reporting) for the purpose of preparing or issuing an audit report or related work. The Independent Accountant shall report directly to the Committee;

- have a clear understanding with management, the Board and the Independent Accountant that the Independent Accountant is ultimately accountable to the Board and the Committee, as a representative of the Company's shareholders;

- have the ultimate authority and responsibility to evaluate and, where appropriate, replace the Independent Accountant;

- annually discuss with the Independent Accountant its independence from management and the Company and the matters included in the written disclosures required by the Independence Standards Board;

- ascertain that the lead (or concurring) audit partner from any public accounting firm performing audit services, serves in that capacity for no more than five fiscal years of the Company. In addition, ascertain that any partner other than the lead or concurring partner serves no more than seven years at the partner level on the Company's audit;

- annually review and recommend to the Board the appointment of the Company's Independent Accountant, including the establishment of the audit fees and pre-approval of any non-audit services provided by the Independent Accountant, including tax services, before the services are rendered;

- discuss with the Independent Accountant the overall scope and plans for their respective audits, including the adequacy of staffing and compensation, prior to, and upon completion of, each audit;

- meet separately with the Independent Accountant, with and without management present, to discuss the results of their examinations and any other matters required to be communicated to the committee by the Independent Accountant under generally accepted auditing standards;

- review with the Independent Accountant all critical accounting policies and practices used by the Company and all alternative treatments of financial information within GAAP that have been discussed with management of the Company, the ramifications of each alternative, and the treatment preferred by the Company;

- review all material written communications between the Independent Accountant and management, such as any management letter or schedule of unadjusted differences;

- review with management and the Independent Accountant the Company's annual financial statements and related footnotes, the Independent Accountant's audit of the financial statements and its report thereon, the Independent Accountant's judgments about the quality, not just the acceptability, of the Company's accounting principles as applied in its financial reporting, any significant changes required in the Independent Accountant's audit plan, any serious difficulties or disputes with management encountered during the audit, and matters required to be discussed by Statement on Auditing Standards (SAS) No. 61, *Communication With Audit Committees* (AICPA, *Professional Standards, vol. 1,* AU sec. 380), as amended, related to the conduct of the audit;

- review and evaluate the lead partner of the Independent Accountant team;

- obtain and review a report from the Independent Accountant at least annually regarding (i) the Independent Accountant's internal quality-control procedures; (ii) any material issues raised by the most recent internal quality-control review, or peer review, of the firm, or by any inquiry or investigation by governmental or professional authorities within the preceding five years respecting one or more independent audits carried out by the firm; and (iii) any steps taken to deal with any such issues;

- evaluate the qualifications, performance and independence of the Independent Accountant, including considering whether the auditor's quality controls are adequate and the provision of permitted non-audit services is compatible with maintaining the accountant's independence, and taking into account the opinions of management and internal auditors;

- present its conclusions with respect to the Independent Accountant to the Board;

- obtain from the Independent Accountant a formal written statement delineating all relationships between the Independent Accountant and the Company. It is the responsibility of the Committee to actively engage in a dialogue with the Independent Accountant with respect to any disclosed relationships or services that may impact the objectivity and independence of the auditor and for purposes of taking, or recommending that the Board take, appropriate action to oversee the independence of the Independent Accountant.

- ensure the rotation of the lead (or coordinating) audit partner having primary responsibility for the audit and the audit partner responsible for reviewing the audit as required by law. Consider whether, in order to assure continuing auditor independence, it is appropriate to adopt a policy of rotating the independent auditing firm on a regular basis;

- recommend to the Board policies for the Company's hiring of employees or former employees of the independent auditor;

- discuss with the Independent Accountant material issues on which the national office of the Independent Accountant was consulted by the Company's audit team.

D.    INTERNAL AUDITOR.  The Committee shall:

- review the organizational structure and qualifications of the internal auditor (or internal audit department), including reviewing the internal audit charter, the annual scope and plan of the internal auditor, the appointment and annual reviews of the senior internal auditor (or comparable officer) and summaries of findings prepared by the internal auditor together with management's responses;

- review with the Independent Accountant, the controller of the Company, and the CFO, the audit scope and plan of the internal auditors and the Independent Accountant. The Committee shall address the coordination of audit efforts to assure the completeness of coverage, reduction of redundant efforts, and the effective use of audit resources;

- review with management and the CFO, the significant findings on internal audits during the year and management's responses thereto, any difficulties the internal audit team encountered in the course of their audits, including any restrictions on the scope of their work or access to required information, any changes required in the scope of their internal audit, the internal auditing department budget and staffing, the internal auditor's processes, the internal audit's compliance with the Institute of Internal Auditors' (IIA's) Standards for the Professional Practice of Internal Auditing (Standards);

- review and evaluate the appointment and replacement of the internal audit director;

- review the significant reports to management prepared by the internal auditing department and management's responses; and

- discuss with the independent auditor and management the internal audit department responsibilities, budget and staffing and any recommended changes in the planned scope of the internal audit.

E.    LEGAL COMPLIANCE.  The Committee shall:

- on at least a quarterly basis, review with the Company's corporate counsel (and outside counsel when appropriate) any legal matters that could have a significant impact on the Company's financial statements, the Company's compliance with laws and regulations and inquiries received from regulators or governmental agencies;

- periodically review the Company's policies on conduct and ethics to ensure that it is adequate and up-to-date;

- review with the Company's counsel the results of his or her review of the monitoring of compliance with the Company's policies on conduct and ethics;

- establish procedures for the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls or auditing matters, and the confidential, anonymous submission by Company employees of concerns regarding questionable accounting or auditing matters;

- review any complaints that might have been received, current status and resolution if one has been reached;

- obtain from the Independent Accountant assurance that Section 10A(b) of the SEC Exchange Act has not been implicated by any such complaints, if appropriate;

- obtain reports from management, the Company's counsel, internal audit director and the Independent Accountant that the Company and its subsidiary/affiliated entities are in conformity with applicable legal requirements and the Company's policies regarding conduct and ethics. Advise the Board with respect to the Company's policies and procedures regarding compliance with applicable laws and regulations and with the Company's policies regarding conduct and ethics;

- discuss with management and the Independent Accountant any correspondence with regulators or governmental agencies and any published reports which raise material issues regarding the Company's financial statements or accounting policies; and

- discuss with the Company's counsel legal matters that may have a material impact on the financial statements or the Company's compliance policies.


F.    OTHER AUDIT COMMITTEE RESPONSIBILITIES.  The Committee shall:

- consider, with management, the rationale for employing audit firms other than the principal Independent Accountant;

- review any submissions that have been received, the current status, and the resolution if one has been reached;

- annually prepare a report to shareholders as required by the SEC. The report should be included in the Company's annual proxy statement;

- perform any other activities consistent with this Charter, the Company's articles of incorporation, bylaws and governing law, as the Committee or the Board of Directors deems necessary or appropriate;

- meet with the Company's compliance officer as necessary, who shall report to the Committee as required by the Company's Whistleblower Policy and policies on conduct and ethics;

- review with management the policies and procedures with respect to officers' expense accounts and perquisites, including their use of corporate assets, and consider the results of any review of these areas by the internal auditor or the Independent Accountant;

- review with the CEO and CFO, the level of human resources required for the finance, accounting and internal audit functions to perform their duties and responsibilities;

- review with senior management succession planning within the functional areas of finance, accounting and internal audit;

- participate in continuing education regarding topics of significance to the duties and responsibility of the Committee; expand knowledge of Company operations;

- maintain minutes of meetings and submit the minutes of all meetings of the Committee to, or report on the matters discussed at each meeting with, the Board;

- investigate any matter brought to the Committee's attention within the scope of its duties and recommend to the CEO and the Board outside consultants or experts for dealing with it, if necessary; and

- instruct both the Independent Accountant and the internal audit director that the Committee expects to be advised if there are any areas that require special attention or if they encounter any difficulty in securing access to appropriate management personnel or needed data.

The foregoing list of duties is not exhaustive, and the Committee may, in addition, perform such other functions as may be necessary or deemed appropriate by the Committee or the Board for the performance of its oversight function. The Committee shall have the power to delegate its authority and duties to subcommittees or individual members of the Committee as it deems appropriate.

In carrying out these responsibilities, the Committee shall maintain flexible policies and procedures in order to best react to changing conditions and circumstances. The Committee should take the appropriate actions to ensure that the Company's corporate accounting and financial reporting are in accordance with all requirements and are of the highest quality.

## V. CLARIFICATION OF AUDIT COMMITTEE'S ROLE

The Committee's primary responsibility is one of oversight. Notwithstanding any provision to the contrary in this Charter, the Committee does not have the responsibility for certifying the Company's financial statements or guaranteeing the reports of the internal audit director or Independent Accountant. The Committee does not have the responsibility to conduct audits of the Company or to determine that the Company's financial statements fairly present the financial condition and results of operations of the Company in accordance with generally accepted accounting principles. The fundamental responsibility for the Company's financial statements and disclosures rests with the management and the Company's Independent Accountant. It is also the responsibility of the CEO and senior management to ascertain and manage the Company's exposure to risk.

It is the responsibility of the Company's management to prepare consolidated financial statements in accordance with applicable law and regulations and of the Company's Independent Accountant to audit those financial statements. It is not the responsibility of the Committee to duplicate the activities of management or the Independent Accountant or to provide expert or special assurance as to, or otherwise certify, the Company's financial statements or internal controls, the Independent Accountant's work or compliance of the financial statements with GAAP. The Committee fulfills its oversight role on the basis of the information it receives from management and the Independent Accountant. Therefore, in carrying out its oversight responsibilities, each member of the Committee shall be entitled to rely, to the fullest extent permitted by law, on the integrity of those persons and organizations within and outside the Company from whom he or she receives information, and the accuracy of the financial and other information provided to the Committee by such persons or organizations.

## VI.   DIRECTOR INDEPENDENCE

A majority of the members of the Board will be "independent directors" pursuant to the relevant rules for independence of Nasdaq, the SEC and the Act. An "independent director" means a person other than an officer or employee of the Company or its subsidiaries, or any other individual having a relationship that, in the opinion of the Board, would interfere with the exercise of independent judgment in carrying out the responsibilities of a director. To be considered independent, the Board must affirmatively determine that neither the director nor an immediate family member has had any direct or indirect material relationship with the Company within the last three years. Although the majority of directors must be independent, it is recognized that directors who do not meet the independence standards also make valuable contributions to the Board and to the Company by reason of their experience, knowledge and familiarity with the Company.

In addition to the requirement that a majority of the Board satisfy the independence standards, members of the Committee, Budget and Compensation Committee, Nominating Committee and Nomination Review Committee of the Board shall consist solely of independent directors.

Members of the Committee must also satisfy additional independence requirements that they not directly or indirectly receive any compensation from the Company other than their directors' compensation.

For additional information regarding independence of the Committee see information on membership qualifications provided at Article II, Section B (1) of this Charter.

## VII.   COMMITTEE RESOURCES

In discharging its duties and responsibilities, the Committee shall have the authority to study or investigate any matter of concern that the Committee deems appropriate. In this regard, the Committee shall be given full access to the Company's books and records, facilities and personnel, the internal auditor, the Board, corporate officers and the CEO as may be necessary to carry out the Committee's responsibilities.

The Committee shall have the authority to retain, without seeking approval of the Board, outside legal, accounting or other advisors, including the authority to approve the fees payable to such advisors and any other terms of retention. Such advisors hired to assist the Committee shall be accountable ultimately to the Committee.

The Committee is authorized to incur costs, which the Company shall pay (i) to compensate the Independent Accountant for the performance of the Company's audit and permissible non-audit services authorized by the Committee; (ii) to compensate independent counsel and other advisors engaged by the Committee; and (iii) to pay ordinary administrative costs necessary or appropriate in carrying out the Committee's responsibilities.

The Committee has a responsibility to maintain free and open means of communication among the directors, Independent Accountant, internal auditors and the financial management of the Company.

## VIII.   COMPENSATION

Cash compensation shall be provided to non-employee members of the Committee for his or her service as determined by the Board from time to time.

## FPIC Insurance Group, Inc.

c/o Stock Transfer Department
Post Office Box 105649
Atlanta GA 30348

### Vote by Telephone

Have your proxy card available when you call **Toll-Free 1-888-693-8683** using a touch-tone phone and follow the simple instructions to record your vote.

### Vote by Internet

Have your proxy card available when you access the website **www.cesvote.com** and follow the simple instructions to record your vote.

### Vote by Mail

Please mark, sign and date your proxy card and return it in the **postage-paid envelope** provided or return it to: Corporate Election Services, P.O. Box 3230, Pittsburgh PA 15230

| **Vote by Telephone** | **Vote by Internet** | **Vote by Mail** |
|---|---|---|
| Call Toll-Free using a touch-tone telephone: **1-888-693-8683** | Access the Website and cast your vote: **www.cesvote.com** | Return your proxy in the postage-paid envelope provided |

**Vote 24 hours a day, 7 days a week!**
**If you vote by telephone or over the Internet, do not mail your proxy card.**



Proxy card must be signed and dated below.
↓ Please fold and detach card at perforation before mailing. ↓

### FPIC INSURANCE GROUP, INC.
**THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS**
**ANNUAL MEETING OF SHAREHOLDERS - JUNE 14, 2006**

The undersigned shareholder hereby appoints Becky A. Thackery and Peggy A. Parks, or either of them, as proxies, with full power of substitution, to vote all shares of common stock of FPIC Insurance Group, Inc. ("FPIC") held of record by the undersigned on April 12, 2006, that the undersigned would be entitled to vote if personally present at the annual meeting of shareholders of FPIC on June 14, 2006, and at any adjournment or postponement thereof, upon all subjects that may properly come before the meeting, including the matters described in the proxy statement furnished herewith, subject to any directions indicated on the other side of this card. The undersigned hereby revokes any proxy heretofore given to any person or persons whomsoever (other than the proxies named above).

| | |
|---|---|
| | Dated: , 2006 |
| | |
| | Signature |
| | |
| | Signature |
| | Please date this proxy and sign exactly as your name or names appear hereon. Where more than one owner is shown, each should sign. When signing in a fiduciary or representative capacity, please give fill title. If any proxy is submitted by a corporation, it should be executed in full corporate name by a duly authorized officer. If any proxy is submitted by a partnership, it should be executed in the partnership name by an authorized person. |

# YOUR VOTE IS IMPORTANT

If you do not vote by telephone or Internet, please sign and date this proxy card and return it promptly in the enclosed postage-paid envelope to Corporate Election Services, P.O. Box 3230, Pittsburgh, PA 15230, so your shares may be represented at the Annual Meeting. If you vote by telephone or Internet, it is not necessary to return this proxy card.

Proxy card must be signed and dated below.
↓ Please fold and detach card at perforation before mailing. ↓

*FPIC INSURANCE GROUP, INC.* **PROXY**

**This proxy will be voted as directed, or, if no directions are given, the proxy will be voted "FOR" election of all nominees for director listed below. If any other matters are properly presented for consideration at the meeting, the proxies are authorized to vote on those matters according to their best judgment.**

**THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" EACH OF THE NOMINEES.**

1. Election of Directors:

(1) Richard J. Bagby, M.D.    (2) Robert O. Baratta, M.D.    (3) John R. Byers    (4) Terence P. McCoy, M.D.

❏ **FOR** all nominees listed above
(except as marked to the contrary)

❏ **WITHHOLD AUTHORITY**
to vote for all nominees listed above

**INSTRUCTIONS: To withhold authority to vote for any individual nominee, strike out that nominee's name on the list above.**

(CONTINUED, AND TO BE DATED AND SIGNED ON REVERSE SIDE)

**CONFIDENTIAL VOTING INSTRUCTIONS**
**FPIC Insurance Group, Inc.**
**2006 Annual Meeting of Stockholders — June 14, 2006**
**Solicited on Behalf of the Board Of Directors**


**TO:** **Charles Divita, III, Pamela Deyo Harvey and Robert E. White, Jr., Trustees under the FPIC Insurance Group, Inc. Defined Contribution Plan**

I hereby direct the Trustees to vote as indicated below, in person or by proxy, the full and fractional shares of common stock of FPIC Insurance Group, Inc. credited to my account under the referenced Plan at the close of business on April 12, 2006, the record date, at the Annual Meeting of Stockholders to be held at the Omni Hotel, 245 Water Street, Jacksonville, Florida, on Wednesday, June 14, 2006.

If this voting instruction form is properly executed and returned without direction given, the shares represented by this voting instruction form will be voted **FOR** election of the director nominees.

**THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" EACH OF THE NOMINEES.**

**1. Election of Directors:**

(1) Richard J. Bagby, M.D.
(2) Robert O. Baratta, M.D.
(3) John R. Byers
(4) Terence P. McCoy, M.D.


❑ **FOR** all nominees listed above                    ❑ **WITHHOLD AUTHORITY**
(except as marked to the contrary)                      to vote for all nominees listed above

**INSTRUCTIONS To withhold authority to vote for any individual nominee, strike out that nominee's name on the list above.**


Dated: _____, 2006

Signature: _____

Name: _____
        Please Print